Filed Pursuant to Rule 253(g)(2)

File No. 024-10950

SUPPLEMENT NO. 2 DATED APRIL 16, 2020

TO THE OFFERING CIRCULAR DATED NOVEMBER 27, 2019

IQSTEL INC.

24,900,000 SHARES OF COMMON STOCK

$0.001 PAR VALUE PER SHARE

This Offering Circular Supplement No. 2 (the “Supplement”) relates to the Offering Circular of iQSTEL Inc. (the “Company”), dated November 27, 2019 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering 24,000,000 of its common stock and the selling shareholder is offering 900,000 shares of its common stock at a fixed price of $0.10 per share, with up to 20% discount for the offering investors. This Supplement should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular, and may not be delivered without the Offering Circular.

This Supplement includes the attached Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on April 15, 2020 (the “Form 10-K”). The exhibits to the Form 10-K are not included with this Supplement and are not incorporated by reference herein.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 12 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 2 to Offering Circular is April 16, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

[X]  ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

[   ]  TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ________

Commission file number: 000-55984

IQSTEL Inc.

(Exact name of registrant as specified in its charter)

Nevada	45-2808620
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

300 Aragon Avenue, Suite 375 Coral Gables, FL	33134
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number: (954) 951-8191

Securities registered under Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
none	not applicable

Securities registered under Section 12(g) of the Exchange Act:

Title of each class

Common Stock, par value of $0.001

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [   ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes [   ] No [X]

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [   ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes [X] No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company.

[ ]	Large accelerated filer	[ ]	Accelerated filer
[X]	Non-accelerated filer	[X]	Smaller reporting company
		[ ]	Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ] No [X]

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter $1,258,137.

Indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of the latest practicable date. 44,589,590 common shares as of March 31, 2020.

PART I

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Certain statements, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives, and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally are identified by the words “believes,” “project,” “expects,” “anticipates,” “estimates,” “intends,” “strategy,” “plan,” “may,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on our operations and future prospects on a consolidated basis include but are not limited to: changes in economic conditions, legislative/regulatory changes, availability of capital, interest rates, competition, and generally accepted accounting principles. These risks and uncertainties should also be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Item 1. Business

Company Description

iQSTEL Inc. (the “Company”) (OTC Pink: IQST) is a leading-edge 21st Century Enhanced Telecommunications Service Provider offering a wide range of cloud-based enhanced services to the Tier-1 and Tier-2 carriers, enterprise market, as well as the retail market. iQSTEL offers international and domestic VoIP services, SMS exchange for A2P and P2P, Internet of Things (IoT) applications, 4G & 5G international infrastructure connectivity, as well as blockchain-based payment and phone number mobility platforms to international and domestic Tier-1 carrier for VoIP, SMS, and Data.

The company operates three websites: www.iQSTEL,com, www.etelix.com and www.SwissLink-Carrier.com. The information contained on our websites is not incorporated by reference into this Annual Report, and such information should not be considered to be part of this Annual Report.

History

iQSTEL, formerly known as PureSnax International, Inc., was incorporated under the laws of the State of Nevada on June 24, 2011. PureSnax was previously a wellness brand focused on bringing healthy snacks and foods to consumers. On March 8, 2017, PureSnax exited a previous License Agreement with a Canadian snack food Licensor. From March of 2017 until its recent acquisition of Etelix.com USA, LLC, PureSnax was working to develop its own brand and its own products for manufacture, distribution, sales and marketing of various products within the health foods and snacks industry and to pursue related business opportunities. PureSnax acquired Etelix.com USA, LLC on June 25, 2018, as disclosed in the 8-K the company filed on June 28, 2018 with the Securities and Exchange Commission. The company left the healthy snacks and foods business to focus on the Telecommunications Business.

In August 30, 2018, PureSnax changed its name to “iQSTEL Inc.” and received a new CUSIP number: 46265G107, as well as a new trading symbol “IQST” in order to better resemble its new name. iQSTEL also changed the Standard Industrial Classification (SIC Code) to 4813, Telephone Communications, Except Radiotelephone.

iQSTEL Business Plan

In addition to pursuing the growth and development of the business of our subsidiaries, we plan to expand our services to the retail market offering international long-distance voice communications to corporate, small business and individuals (ILD retail), supported in part on our current infrastructure.

We are also exploring opportunities in new business areas and markets to be developed in several stages. In stage one: Short Message Service (SMS) for Applications to Person (A2P) and Person to Person (P2P), 5G international fiber-optic infrastructure, Internet of Things (IoT) solutions and Blockchain-based platforms as Settlement & Payment Marketplace Platform and Mobile App Number Portability. In stage two, we will explore satellite communications, mobile services under the figure of a Mobile Virtual Network Operator (MVNO), and Data Centers. In any case, we expect that these new ventures will be developed either through mergers or acquisitions, or through strategic partnerships.

Etelix.com USA, LLC

Etelix.com USA, LLC is a Miami, Florida-based international telecom carrier founded in 2008 that provides telecom and technology solutions worldwide, with commercial presence in North America, Latin America and Europe.

Enabled by its 214-license granted by the Federal Communications Commission (FCC), Etelix provides International Long-Distance voice services for Telecommunications Operators (ILD Wholesale), and Submarine Fiber Optic Network capacity for internet (4G and 5G).

Description of Etelix’s Facilities

Etelix operates from four facilities in connection with its business. Our principal executive offices are located at 300 Aragon Avenue, Suite 375 Coral Gables, FL 31334 of shared use with our resident agent for a monthly fee of $274.

Etelix has rented a facility comprised of approximately 700 square feet office space located at 18650 NE 28th Ct. in Aventura, Florida. This office serves as Etelix’s commercial office. The rent per month is $1,200.

Additionally, Etelix has rented another facility comprised of approximately 875 square feet office space located at Avenida de Buenos Aires, 5-6 piso 1, 1-B, in La Coruna, Spain. This office serves as Etelix’s main sales office. The rent per month is $700.

Lastly, Etelix has rented a third facility comprised of approximately 2500 square feet office space located at 199 E. Flagler Street, Suite 655 in Miami, Florida. This facility adapts to current needs and it is the location where all of Etelix’s telecommunications equipment is located. The facility stores the equipment, provides broadband and constant electricity and other utilities needed to properly run the equipment. This facility also offers onsite personnel support for necessary downtime or the rebooting of systems. The rent per month is $5,500.

These facilities are suitable for Etelix’s business as International Long-Distance Telecommunications (ILD Wholesale) Operator.

Description of Etelix’s Equipment

The below is a description of the equipment Etelix uses in its business

Description	Date in Service	Acquisition Cost in US$
Telecommunication Equipment	2/31/13	157,184
Computer Equipment	12/31/13	5,728
Equipment (Telecom)	1/01/14	32,735
Equipment/Software	2/01/15	33,500
Telecommunication Equipment	1/01/16	6,113
Software Telecommunication	6/01/15	5,000
Equipment (Servers)	12/31/17	5,000
Telecommunication Software	12/31/13	387,603
Telecommunication Software	02/01/14	13,300

Etelix as International Long-Distance voice services (ILD Wholesale) Operator:

Etelix provides International Long-Distance voice termination in the ILD Wholesale market through over 200 interconnections with telecommunication carriers, PSTNs, PTTs, Mobile Operators, Mobile Virtual Network Operators (MVNOs), Long Distance Operators and Long Distance Wholesale Carriers. Etelix supplies international connectivity and international call transit among all countries of the world.

Etelix is interconnected to the most important players in the industry, among which it is worth mentioning the following: Verizon, KDDI, PCCW, Hutchinson, Flow Jamaica (Cable and Wireless Caribbean), Cable and Wireless Panama, Millicom (TIGO), Telefonica de España (Movistar), Telecom Italia (TIM), Portugal Telecom (MEU), Optimus (NOS), Belgacom (BICS), Deutsche Telekom, Vodafone India, Airtel, Reliance, Viettel, TATA Communications, iBasis, Orbitel, Entel, China Telecom, among many others.

The company provides 24x7 network monitoring through two Network Operation Centers (NOCs), one located in America and another one in Europe, with bilingual staff (English- Spanish). All network platforms (switches, billing platform, router engines, session border controllers, Data Base servers, ERP platform) are located in Miami Downtown, FL, and are accessed remotely from all employees around the world using a secure data connection.

The Industry ILD Wholesale

The International Long-Distance traffic market size is estimated at $13 Billion in annual revenue, with 552 Billion Minutes exchanged yearly (Note 1) (Note 2). It is estimated that Wholesale Carriers have a 68% total market share, carrying over 375 Billion Minutes per year (Note 1). The number of minutes carried by wholesale carriers has been increasing during the last few years mostly due to retail service providers, such as mobile operators, calling-card providers, and new VoIP-based market entrants, relying heavily on wholesale carriers to transport and terminate their customers’ international calls.

Since the year 2013 the market of traditional international long distance calls has been reducing its size in about 2-3% per year (Note 1) (Note 3). This recent decline comes to the hands of over-the-top (OTT) communication and app services. Consumers can choose from a broad range of smartphone based communications apps, including WhatsApp, Facebook Messenger, WeChat, Viber, and Apple’s Facetime, among others.

However, the market is not experiencing a total migration of users to the new communication solutions; since the numbers reveal that the existence of these new services has increased the total number of international calls. In fact, it is estimated that today OTT applications account for a volume slightly higher than 550 million minutes per year on cross-border communications (Note 1). Which means that the market has doubled its total numbers to the existing ones before the appearance of these new solutions.

While average prices have been declining globally, rates to a few destinations particularly mobile in some emerging market countries remain high, strengthening wholesale revenues. A route-by-route comparison of international traffic with international wholesale revenues reveals destinations for which wholesale revenues are disproportionately high. For example, the France to Tunisia route accounts for 1.5% of revenues, but only 0.25% of volume. Similarly, The United States to Cuba route accounts for close to 2.6% of revenues while making up around 0.15% of volume. Africa accounted for approximately 10% of wholesale traffic, but 33% of wholesale revenues (Note 1).

Note 1: source Telegeography a Telecommunications market research and consulting firm (www.telegeography.com), year 2017

Note 2: source International Telecommunications Union (www.itu.int). Key 2005-2017 ICT Data

Note 3: source Hot Telecom a Telecom Research and Consulting firm (www.hottelecom.com), The Future of International carrier report 2017.

ILD Wholesale Competitors

The wholesale industry is full of companies of all sizes and with many different business strategies and focus. We can classify the market in three segments:

Operators: in this segment are allocated the telecom companies with global presence like Verizon, Telefonica of Spain (Movistar), Telecom Italia Mobile (TIM), Vodafone, Orange, British Telecom, Telia, Deutsche Telekom, among few others. These companies are the most important traffic generators. These are the companies that account for most end users (individuals, small and home business, as well as, big corporations). Their main business is not international voice traffic, therefore their wholesale divisions are small business units in their structure. They hold the strongest position in the market, since they own the traffic and the most extended networks, but they do not really complete in the wholesale business, on the contrary, they are the potential customers that all wholesale carries want to be interconnected with.

Big Carriers: here are companies like TATA, iBasis, IDT, BTS, BICS (Belgacom). These are companies with global operations. Their only focus is on the wholesale industry and have no retail business at all or the offer on the retail segment is very limited. These companies have been expanding their commercial offerings including solutions for international roaming, international peering and SMS hubbing. They continue competing in the carrier business, but year after year, the contribution of the carrier business to their revenues diminishes; prioritizing the new business areas.

Medium and Small Carriers: this is the segment where Etelix is. This is the segment where we find the most amount of companies. The majority of these companies have a limited offerings in terms of routes and capacity. Most of them work in two or three geographical markets (America and Asia, Africa and Asia or Europe and America), but not all of them offer global coverage. In this segment we can find companies, like us, with a business strategy focused on becoming carriers with a real global offering, with termination capacity in all countries and commercial presence in every geographical market (America, Europe, Asia, Middle East and Africa).

Etelix is very well positioned to compete in the Medium and Small Carriers market segment. The Company is fully interconnected with dozens of Operators that have commercial presence in more than one geographical market, thus allowing Etelix to offer a truly international and global voice service. Etelix business strategy is benchmarked against the Top 10 Big Carries in order to allow Etelix to grow into this top 10 carriers in next few years.

Etelix ILD Wholesale Business Plan

Etelix’s current market share is less than 0.1%; consequently, Etelix has space to grow to several times its current size. With a methodical execution of its business plan and an adequate level of capitalization, the company believes that Etelix can maintain a steady growth rate (>30% year over year) well beyond 2020.

Etelix has outlined a business plan based on the following lines of actions:

•Strengthen the commercial position in Latin America where the company has developed deep commercial and personal relationships since its inception. Latin America, including the Caribbean region, concentrates 28% of the termination traffic in the industry. For that reason, the company plans to continue working on keeping a strong presence in the region.

•Deepen market presence in Asia and Africa: These are new markets for the company. Africa is currently the market with the highest contribution to operating margins and Asia concentrates one third of the termination traffic in the industry. In 2016 the Company established a new office in Europe (La Coruña, Spain) making this the first move in our strategy to penetrate these two new markets. Estimations show that 56% (Note 4) of the traffic terminating in Africa is originated from customers in Europe, so establishing a commercial point of presence in Europe is designed to put the company closer to the customer traffic.

•The new office in Spain is also believed to strengthen the development of the Asian market, since 37% (Note 4) of the traffic that terminates in that region is originated in Europe while 62% (Note 4) is originated from America where company already has a strong presence.

•Continue working on establishing global recognition to facilitate new markets presence.

•Develop new products associated with the wholesale business.

•Strengthen commercial relations with the main international traffic generators.

Note 4 source International Telecommunications Union (www.itu.int) Key 2005-2017 ICT Data

Etelix as Submarine Fiber Optic Network capacity provider for 4G and 5G

An important milestone in the evolution of Etelix was in 2013, when the company was part of a consortium of major carriers for the upgrade of the Maya-1 submarine cable systems that runs from Hollywood, Florida to the city of Tolu in Colombia. This consortium was led by Orange Telecom and Orbitel, where Etelix participated with 10 Gbps of capacity. The bulk of this contract was sold to Millicom (Tigo Costa Rica). This capacity considerably enhanced Tigo’s ability to deploy world-class 4G services to its customers in Costa Rica.

The growing demand for internet connections in 4G and 5G in Latin America opened the need to increase the connectivity between Latin America and the USA, which is where most of the internet content that users are looking for in Latin America is. This is the reason that Etelix will focus on finding business opportunities to acquire capacity in submarine cables in the region, participating as an Internet provider for 4G and 5G networks deployments in Latin America.

Operational and Commercial Highlights from January 2019 to December 2019

Telecom companies, as companies called to lead the current process of digital transformation, are going through a period of moderate growth in which we prepare ourselves to meet the needs associated with the accelerated emergence of the different technological innovations that are modifying our way of living, work and relate to society.

The emergence of technologies such as 5G, the Internet of Things (IoT), advances in artificial intelligence and blockchain, among others, are the main protagonists, and our responsibility as telecom companies is to prepare ourselves by adjusting our own organizations operationally and strategically to attend to the new needs of our clients and mitigate the risk of a scenario that is continually changing and evolving.

Also, the emergence of over-the-top service providers (OTT) such as Skype, Facebook, WhatsApp, among others, redefined communication standards, expanding the variety and quality of the services offered, the relationship of the telecom companies with their customers, and of course, the market price structures with their free applications.

At iQSTEL, aware of the accelerated changes that the industry imposes on us, we are constantly at work to rethink our processes and how we should adjust operationally and commercially to respond appropriately to new market needs, managing our costs to maintain our levels of competitiveness and profitability, simplifying the organizational structure, improving management processes with more technology and reinventing our sales and customer service models. On that regards we want to highlight the following relevant aspects for 2019.

i. Evolution in management processes:

The implementation of HostSBC platform, a state-of-the-art tool for managing the wholesale voice business, was successfully completed, integrating all technical, commercial, accounting and financial processes 100%. With this tool, not only it is possible to improve the quality of our services to customers, the integration of all internal processes and the activities of monitoring and control and follow-up on management, but it also evolves in the commercial offerings to customers developing new products and bids more focused on the specific needs of each customer.

With the completion of this activity, in which the organization was immersed for more than nine months during year 2019, is allowing savings that will translate for 2020 into lower operating costs of approximately $ 80,000/year.

ii. Operational and Commercial Reorganization:

As a direct consequence of the implementation of HostSBC platform, on one side, and the implementation of processes to integrate management with the recently acquired subsidiary Swisslink to generate synergies in operational and commercial processes, on the other side, internal adjustments were also implemented in the organizational structure, which in addition to resulting in a slight reduction in personnel costs, allow the company to be more efficient and productive. These reorganization processes were mainly impacting in:

a) The reorganization of the Network Management Center, where processes were optimized in order to offer a better customer service experience, and also their size was adjusted to improve the costs always guaranteeing the provision of an optimal 24/7 service. By 2020, we are working to consolidate a single Network Management operation with Swisslink, which will undoubtedly generate a significant synergy.

b) The purification of the client portfolio by removing several dozen of carriers that did not add value to the company and increasing business with those companies that are strategic for the interests of the organization.

c) The adjustment of all the processes of the sales force, the technical-commercial support team, and the billing team, to reduce the problems of communication caused by diversity of the time zones where our clients are located. In this process of organizational adjustments, the professional growth of the company's own resources were prioritized above all, attending to an expectation of internal loyalty of our employees and the general development of our people.

iii. New customer and products and innovations in the way of doing business:

a) Establishment of automatic bids with differentiation in the quality and price of the service, which allows us to offer products tailored to the specific requirements of each customer.

b) Development of long distance voice products for carriers with origin and interest in services of the European voice market, all supported by the technological infrastructure available in SwissLink.

c) Expansion of the international offerings of voice for companies specialized in the provision of call center services supported by the flexibility and processing capacity of Host SBC platform.

d) The incorporation to our Sales Team of an Account Manager based in India with whom we now serve faster and in a more personalized way the major global telecommunications operators based in Asia, such as Airtel, Reliance, Vodafone India, China Telecom, Quickcom, Tata, among others. Additionally, this new team member has developed new commercial relationships with more than a dozen of new boutique-type medium-sized Asian operators.

New Business Areas

iQSTEL plans to take advantage of the experience Etelix and SwissLink has in the Telecommunications business specifically to develop new business areas and opportunities.

SMS Exchange and A2P SMS

According to Research and Markets, and Ireland based research company, the Global A2P SMS Market is expected to grow at a CAGR of 4.1% during the forecast period 2018 – 2025, to account for US$ 60.55 billion in 2025. This market has experienced significant growth and adoption rate in the past few years and is expected to experience notable growth and adoption in years to come, with 1.176 billion A2P SMS sent in year 2016 and 1.243 billion messages projected for year 2020. The ubiquitous nature of SMS ensuring maximum reach out to customers has prompted marketers to switch to this communication channel. The steady inclination towards using SMS for marketing and other allied activities has been very effective and consequently been adopted by various industry verticals. Apart from that, SMS has also been adopted for security authentication purposes proving to be of high worth to BFSI vertical. Banks and financial institutions, as well as Facebook, Google, Microsoft, Netflix among thousands of other use SMS for security authentication purposes.

Blockchain

The 2 main projects that the Company is developing are: (1) a blockchain-based mobile phone portability solution and (2) a carrier exchange payment platform.

The Company had a Minimum Viable Product (MVP) or Pre-Beta Product based on a private Blockchain with smart contracts for the administration of the telephony numbering plans for number portability and presubscription. The product currently has 5 blockchain nodes with fully developed working solution for wholesale carriers, running 24/7 thanks to a robot simulating customer behaviors. The final product will be a blockchain-based platform to allow every cell users around the word to move their phone numbers from carrier to carrier with 3 clicks from an online mobile application. This will revolutionize the ability for a user to switch carriers since they will be able to do it from home, online, thus avoiding a physical trip to a retail distributor or waiting for a new SIM card to be shipped.

The carrier exchange and payment platform would allow for carriers to exchange SMS, VoIP and data traffic on a blockchain market place that would validate all transactions and allow for daily payments. In today’s current carrier market, all calls are tracked and verified real-time. However, due to limitations in billing systems, admin verification and payment processing, all payments are actually finalized in with typical payment time frames of 35-40 days. This same platform could quickly be upgraded to include SMS traffic and eventually data as well.

Acquisitions and Joint Ventures

SwissLink Carrier AG

On April 1, 2019, we entered into a Company Purchase Agreement (the “Purchase Agreement”) by and between our company and Ralf Kohler (the “Seller”), which agreement provides for the purchase of 51% of the equity and certain assets of SwissLink Carrier AG (“SwissLink”) (www.swisslink-carrier.com), a Swiss corporation, by our company.

The consideration for the acquisition consists of $500,000 USD, payable as follows:

•$50,000 USD shall be paid in cash upon execution of the Purchase Agreement; and

•The balance of $450,000 USD shall be paid at Closing in the form of 187,500 shares of common stock in our company based upon an agreed upon price of $2.40 per share. Additional shares may be payable at Closing, if our stock is valued at less than $2.40 per share, to account for the full $450,000 USD.

Under the Purchase Agreement, the acquisition includes both the 51% equity interest in SwissLink and what are referred to as Additional Assets, which include telecommunications equipment, telecommunications platform software for international long distance voice exchange (VAMP) designed by Swisslink, intellectual rights of the VAMP, receivables, cash in banks, interconnection and service agreements, company information in file and telecommunication license rights for Switzerland.

SwissLink is indebted to the Seller in the principal amount of CHF 200,000 (approximately $ 200,514.19 USD) as evidenced by a loan agreement dated December 22th, 2019. Under the Purchase Agreement, SwissLink is to repay the full amount of principal plus interest in two years from execution of the Purchase Agreement.

At the execution of this Purchase Agreement, SwissLink has a debt with the Seller of CHF 1,937,077 (approximately $1,941,893.41 USD) by December 31th 2018. With the acquisition of the 51% of the equity of SwissLink, we are acquiring 51% of the loan for the payment of CHF 0.51 (approximately $ 0.51 USD) to the Seller, meaning that after the execution of this Purchase Agreement, SwissLink owes to the Seller CHF 949,167.73 (approximately $ 951,432.22 USD) that represent the 49% of the debt, and at the same time, Swisslink owes us CHF 987,909.27 (approximately $ 990,236.62 USD) that represent the 51% of this debt.

Further under the Purchase Agreement, we have secured an option to, exercisable at 365 days from Closing, to acquire the remaining 49% interest in SwissLink. The Purchase Agreement outlines the purchase price, which is estimated at minimum of $750,000 USD.

The parties to the Purchase Agreement further agreed to extend employment agreements of SwissLink to two individuals at SwissLink for a period of three years, and to Mr. Ralf Kohler (The Seller) for a period of five years as CEO/COO. We believe these positions will allow for a continuity of operations of SwissLink.

There shall be three directors of SwissLink, two of whom will be Messrs. Leandro Iglesias and Alvaro Quintana Cardona, officers of our Company. Mr. Ralf Kohler will also be a member of the board of directors of SwissLink.

The Purchase Agreement may be terminated if either us or SwissLink are deemed economically unviable or bankrupt; if during due diligence process there is discovered a material impact on the valuation of SwissLink; or the parties mutually agreed to terminate the Purchase Agreement.

The Closing of the Purchase Agreement is scheduled for 90 days from execution, and is subject to conditions, which include the following:

•The Company’s board of directors approving the transaction;

•Satisfactory due diligence of SwissLink by the Company;

•SwissLink has prepared financial statements that are auditable by a PCAOB auditor.

If the Purchase Agreement does not close on account of the foregoing conditions, the $50,000 paid at execution of the Purchase Agreement shall be returned to us.

On August 7, 2019, having completed all conditions under the Purchase Agreement, the Company closed the transaction with Seller, and issued 187,500 shares to Seller for the 51% equity interest and certain assets in Swisslink and another 510 shares to Seller for 51% of the loan in Swisslink.

QGLOBAL SMS, LLC

On February 12, 2020, we entered into a Memorandum of Understanding and Shareholders Agreement with Jesus Vega and our officer and director, Leandro Iglesias. The agreement concerns the formation of a joint venture named QGLOBAL SMS, LLC for the development of the wholesale SMS business.

Under the agreement, Mr. Vega will contribute to the joint venture by developing the international SMS business in the areas of wholesale and retail (person to person (PSP) and application to person (A2P)) as well as the sale of such services internationally. Mr. Vega will also contribute the entire volume of sales in the SMS business that he has in a company that he owns. He will assign all contracts with suppliers and customers, the lease contract for the Interconnection platform, as well as the personnel currently working in the aforementioned company. His current business has a monthly sales volume as of the end of January 2020 of $50,000.

Once QGLOBAL SMS, LLC reaches monthly sales of $50,000 for three consecutive months, provided the percentage of gross monthly margin is maintained above 12%, we are committed to invest $50,000 to prepay SMS providers, and an additional $200,000 to be used to pay SMS providers based on the amount of sales reached. We have also agreed to transfer the interconnection agreements for SMS signed by our subsidiary, Etelix.com USA, LLC, within 30 days of execution of the joint venture.

Mr. Iglesias has agreed to transfer to us his 50% interest in the already formed QGLOBAL SMS, LLC. Mr. Vega will transfer 1% of his interest for a total of 51% to us and 49% to Mr. Vega. QGLOBAL SMS, LLC will have 4 board members, which will include Mr. Iglesias, Italo Segnini, Mr. Vega and our CFO, Alvaro Quintana.

Mr. Vega will be entitled to a salary of $3,500 per month and bonuses as set forth in the agreement to be paid in shares of our common stock at a value of $1.30 per share.

We have been granted an option to purchase Mr. Vega’s interest in the joint venture after 18 months.

ITSBCHAIN, LLC

On February 21, 2020, we entered into a Memorandum of Understanding and Shareholders Agreement (“MOU”) with Miguel Scavo and our officer and director, Leandro Iglesias. The agreement concerns the formation of a joint venture named ITSBCHAIN, LLC for the development of a telephone numbering plan administration for number portability and a wholesale carrier settlement and payment platform.

Under then MOU, Mr. Scavo will contribute to the joint venture by tendering his intellectual property and software developed for the telephone numbering plan administration for number portability in exchange for $80,000 in cash and $50,000 in our common stock (iQSTEL) valued at $1.30 per share. We also agreed to fund the joint venture with up to $500,000 within the first three years.

Mr. Iglesias has agreed to transfer to us his 50% interest in the already formed ITSBCHAIN, LLC. Mr. Scavo will transfer 25% of his interest for a total of 75% to us and 25% to Mr. Scavo. ITSBCHAIN, LLC will have 4 board members, which will include Mr. Iglesias, our CEO and director, Oscar Brito, our director, Mr. Scavo and Alvaro Quintana, our CFO and director.

The MOU calls for the management agreements to be drafted for the three officers of the joint venture: Mr. Iglesias as President and CEO, Mr. Quintana as CFO and Mr. Scavo as COO. Until the board of directors of ITSBCHAIN, LLC reaches such an agreement with respect to Mr. Scavo, he is entitled to a salary of $2,000 USD per month.

Regulations

Telecommunications services are subject to extensive government regulation in the United States. Any violations of the regulations may subject us to enforcement actions, including interest and penalties. The FCC has jurisdiction over all telecommunications common carriers to the extent they provide interstate or international communications services, including the use of local networks to originate or terminate such services

Regulation of Telecom by the Federal Communications Commission

Telecommunication License

Anyone seeking to conduct telecommunications business where the telecommunication services will transpire between the United States and an international destination must obtain a license from the Federal Communications Commission (FCC). This particular license is named a Section 214 license, after the section in the Communications Act of 1934.

Etelix.com USA, LLC was authorized by the Federal Communications Commission to provide facility-based services in accordance with section 63.18(e)(1) of the Commission’s rules; and also to provide resale services in accordance with section 63.18(e)(2) under license number ITC-214-20090625-00303.

Since Etelix has no other network infrastructure outside the United States, no other licenses are required to us to operate as an international carrier service provider.

Universal Service and Other Regulatory Fees and Charges

In 1997, the FCC issued an order, referred to as the Universal Service Order, which requires all telecommunications carriers providing interstate telecommunications services to contribute to universal service support programs administered by the FCC (known as the Universal Service Fund). These periodic contributions are currently assessed based on a percentage of each contributor’s interstate and international end user telecommunications revenues reported to the FCC. Etelix also contribute to several other regulatory funds and programs, most notably Telecommunications Relay Service and FCC Regulatory Fees (collectively, the Other Funds). Due to the manner in which these contributions are calculated, we cannot be assured that we fully recover from our customers all of our contributions.

In addition, based on the nature of our current business, we receive certain exemptions from federal Universal Service Fund contributions. Changes in our business could eliminate our ability to qualify for some or all of these exemptions. Changes in regulation may also have an impact on the availability of some or all of these exemptions. If even some of these exemptions become unavailable, they could materially increase our federal Universal Service Fund or Other Funds’ contributions and have a material adverse effect on the cost of our operations and, therefore, on our ability to continue to operate profitably, and to develop and grow our business. We cannot be certain of the stability of the contribution factors for the Other Funds. Significant increases in the contribution factor for the Other Funds in general and the Telecommunications Relay Service Fund in particular can impact our profitability. Whether these contribution factors will be stable in the future is unknown, but it is possible that we will be subject to significant increases.

Employees

iQSTEL, including all subsidiaries, has 32 employees as of December 31, 2019.

Item 1A. Risk Factors

Risks Relating to Business and Financial Condition

Our business, operating results or financial condition could be materially adversely affected by any of the following risks.

Risk Factors Related to the Business of the Company

Because our auditor has issued a going concern opinion regarding our company, there is an increased risk associated with an investment in our company.

We have limited cash as of December 31, 2019 of $270,503, and we have continually operated at a loss with an accumulated deficit of $8,125,257 as of December 31, 2019. We have not attained profitable operations and are dependent upon obtaining financing or generating revenue from operations to continue operations for the next twelve months. Our future is dependent upon our ability to obtain financing or upon future profitable operations. We reserve the right to seek additional funds through private placements of our common stock and/or through debt financing. Our ability to raise additional financing is unknown. We do not have any formal commitments or arrangements for the advancement or loan of funds. The Company has been qualified for a public offering of 24,000,000 shares of our common stock under the Regulation A. This offering is being conducted on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold. For these reasons, our auditors stated in their report that they have substantial doubt we will be able to continue as a going concern. As a result, there is an increased risk that you could lose the entire amount of your investment in our company.

Our telecommunications line of business is highly sensitive to declining prices, which may adversely affect our revenues and margins.

The telecommunications industry is characterized by intense price competition, which has resulted in declines in both our average per-minute price realizations and our average per-minute termination costs.

A reduction of our prices to compete with any other offers in the market will not always guarantee an increase in the traffic, which may result in a reduction of revenue. If these trends in pricing continue or accelerate, it could have a material adverse effect on the revenues generated by our telecommunications businesses and/or our gross margins. The continued growth of Over-The-Top calling and messaging services, such as WhatsApp, Skype and Viber has adversely affected the use of traditional phone communications. We expect this IP-based services which offer voice communications for free to continue to increase, which may result in increased substitution on our service offerings.

The termination of our carrier agreements or our inability to enter into new carrier agreements in the future could materially and adversely affect our ability to compete, which could reduce our revenues and profits.

We rely upon our carrier agreements in order to provide our telecommunications services to our customers. These carrier agreements are in most cases for finite terms and, therefore, there can be no guarantee that these agreements will be renewed at all or on favorable terms to us. Our ability to compete would be adversely affected if our carrier agreements were terminated or we were unable to enter into carrier agreements in the future to provide our telecommunications services to our customers, which could result in a reduction of our revenues and profits.

Our customers could experience financial difficulties, which could adversely affect our revenues and profitability if we experience difficulties in collecting our receivables.

As a provider of international long-distance services, we depend upon sales of transmission and termination of traffic to other long distance providers and the collection of receivables from these customers. The wholesale telecommunications market continues to feature many smaller, less financially stable companies. If weakness in the telecommunications industry or the global economy reduces our ability to collect our accounts receivable from our major customers our profitability may be substantially reduced. While our most significant customers, from a revenue perspective, vary from quarter to quarter, our eight largest customers (5% of our total customer base) collectively accounted for 70% of total consolidated revenues in fiscal year 2019. This concentration of revenues increases our exposure to non-payment by our larger customers, and we may experience significant write-offs if any of our large customers fail to pay their outstanding balances, which could adversely affect our revenues and profitability.

Natural disasters, terrorist acts, acts of war, pandemics, cyber-attacks or other breaches of network or information technology security may cause equipment failures or disrupt our operations.

Our inability to operate our telecommunications networks because of the events listed above, even for a limited period of time, may result in loss of revenue, significant expenses, which could have a material adverse effect on our results of operations and financial condition.

We could be harmed by network disruptions, security breaches, or other significant disruptions or failures of our IT infrastructure and related systems. To be successful, we need to continue to have available a high capacity, reliable and secure network for our and our customers’ use. As any other company, we face the risk of a security breach, whether through cyber-attacks, malware, computer viruses, sabotage, or other significant disruption of our IT infrastructure and related systems. There is a risk of a security breach or disruption of the systems we operate, including possible unauthorized access to our proprietary or classified information. We are also subject to breaches of our network resulting in unauthorized utilization of our services, which subject us to the costs of providing those services, which are likely not recoverable. The secure maintenance and transmission of our information is a critical element of our operations. Our information technology and other systems that maintain and transmit customer information may be compromised by a malicious third-party penetration of our network security, or impacted by advertent or inadvertent actions or inactions by our employees, or those of a third party service provider or business partner. As a result, our or our customers’ information may be lost, disclosed, accessed or taken without the customers’ consent, or our services may be used without payment.

Although we make significant efforts to maintain the security and integrity of these types of information and systems, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging, especially in light of the growing sophistication of cyber-attacks and intrusions. We may be unable to anticipate all potential types of attacks or intrusions or to implement adequate security barriers or other preventative measures. Certain of our business units have been the subject of attempted and successful cyber-attacks in the past. We have researched the situations and do not believe any material internal or customer information has been compromised.

We operate a global business that exposes us to currency, economic and regulatory.

Our revenue comes primarily from sales outside the U.S. and our growth strategy is largely focused on emerging markets. Our success delivering solutions and competing in international markets is subject to our ability to manage various risks and difficulties, including, but not limited to:

•our ability to effectively staff, provide technical support and manage operations in multiple countries;

•fluctuations in currency exchange rates;

•timely collecting of accounts receivable from customers located outside of the U.S.;

•trade restrictions, political instability, disruptions in financial markets, and deterioration of economic conditions;

•compliance with the U.S. Foreign Corrupt Practices Act, and other anti-bribery laws and regulations;

•variations and changes in laws applicable to our operations in different jurisdictions, including enforceability of intellectual property and contract rights; and

•compliance with export regulations, tariffs and other regulatory barriers.

Tax Risks

We are subject to tax and regulatory audits which could result in the imposition of liabilities that may or may not have been reserved. We are subject to audits by taxing and regulatory authorities with respect to certain of our income and operations. These audits can cover periods for several years prior to the date the audit is undertaken and could result in the imposition of liabilities, interest and penalties if our positions are not accepted by the auditing entity.

We may be unable to achieve some, all or any of the benefits that we expect to achieve from our plan to expand our operations.

In the future we may require additional financing for capital requirements and growth initiatives. Accordingly, we will depend on our ability to generate cash flows from operations and to borrow funds and issue securities in the capital markets to maintain and expand our business. We may need to incur debt on terms and at interest rates that may not be as favorable. If additional financing is not available when required or is not available on acceptable terms, we may be unable to operate our business as planned or at all, fund our expansion, successfully promote our business, develop or enhance our products and services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations

Risks Relating to Our Securities

If a market for our common stock does not develop, shareholders may be unable to sell their shares.

Our common stock is quoted under the symbol “IQST” on the OTCPink operated by OTC Markets Group, Inc., an electronic inter-dealer quotation medium for equity securities. We do not currently have an active trading market. There can be no assurance that an active and liquid trading market will develop or, if developed, that it will be sustained.

Our securities are very thinly traded. Accordingly, it may be difficult to sell shares of our common stock without significantly depressing the value of the stock. Unless we are successful in developing continued investor interest in our stock, sales of our stock could continue to result in major fluctuations in the price of the stock.

The market price of our common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control.

Our stock price is subject to a number of factors, including:

•Technological innovations or new products and services by us or our competitors;

•Government regulation of our products and services;

•The establishment of partnerships with other telecom companies;

•Intellectual property disputes;

•Additions or departures of key personnel;

•Sales of our common stock;

•Our ability to integrate operations, technology, products and services;

•Our ability to execute our business plan;

•Operating results below or exceeding expectations;

•Whether we achieve profits or not;

•Loss or addition of any strategic relationship;

•Industry developments;

•Economic and other external factors; and

•Period-to-period fluctuations in our financial results.

Our stock price may fluctuate widely as a result of any of the above. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

Because we are subject to the “Penny Stock” rules, the level of trading activity in our stock may be reduced.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any listed, trading equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules which may increase the difficulty Purchasers may experience in attempting to liquidate such securities.

We do not expect to pay dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will occur only if our stock price appreciates.

Provisions in the Nevada Revised Statutes and our Bylaws could make it very difficult for an investor to bring any legal actions against our directors or officers for violations of their fiduciary duties or could require us to pay any amounts incurred by our directors or officers in any such actions.

Members of our board of directors and our officers will have no liability for breaches of their fiduciary duty of care as a director or officer, except in limited circumstances, pursuant to provisions in the Nevada Revised Statutes and our Bylaws as authorized by the Nevada Revised Statutes. Specifically, Section 78.138 of the Nevada Revised Statutes provides that a director or officer is not individually liable to the company or its shareholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that (1) the director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (2) his or her breach of those duties involved intentional misconduct, fraud or a knowing violation of law. This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. Accordingly, you may be unable to prevail in a legal action against our directors or officers even if they have breached their fiduciary duty of care. In addition, our Bylaws allow us to indemnify our directors and officers from and against any and all costs, charges and expenses resulting from their acting in such capacities with us. This means that if you were able to enforce an action against our directors or officers, in all likelihood, we would be required to pay any expenses they incurred in defending the lawsuit and any judgment or settlement they otherwise would be required to pay. Accordingly, our indemnification obligations could divert needed financial resources and may adversely affect our business, financial condition, results of operations and cash flows, and adversely affect prevailing market prices for our common stock.

The extent to which the coronavirus ("COVID-19") outbreak impacts our business, results of operations and financial condition will depend on future developments, which cannot be predicted.

The COVID-19 pandemic has caused us to modify our business practices (including employee travel, employee work locations, and cancellation of physical participation in meetings, events and conferences), and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers and business partners. There is no certainty that such measures will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities.

The extent to which COVID-19 impacts our business, results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after the coronavirus outbreak has subsided, we may continue to experience materially adverse impacts to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

Item 2. Properties

The disclosures concerning our properties are contained in Item 1 Business above and incorporated herein by reference.

Item 3. Legal Proceedings

We have no current legal proceedings.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant’s Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is quoted under the symbol “IQST” on the OTCPink operated by OTC Markets Group, Inc. Only a limited market exists for our securities. There is no assurance that a regular trading market will develop, or if developed, that it will be sustained. Therefore, a shareholder may be unable to resell his securities in our company.

The following tables set forth the range of high and low bid information for our common stock for the each of the periods indicated as reported by the OTCPink. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Fiscal Year Ending December 31, 2019
Quarter Ended	High $	Low $
December 31, 2019	1.35	0.032
September 30, 2019	2.39	0.131
June 30, 2019	2.44	1.175
March 31, 2019	3.50	0.81

Fiscal Year Ending December 31, 2018
Quarter Ended	High $	Low $
December 31, 2018	3.50	1.00
September 30, 2018	4.80	1.92
June 30, 2018	4.00	0.25
March 31, 2018	12.00	2.00

On March 31, 2020, the last sales price per share of our common stock was $0.0601.

Penny Stock

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a market price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the securities laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form, including language, type size and format, as the SEC shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statement showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement as to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

These disclosure requirements may have the effect of reducing the trading activity for our common stock. Therefore, stockholders may have difficulty selling our securities.

Holders of Our Common Stock

As of March 31, 2020, we had 44,589,590 shares of our common stock issued and outstanding, held by approximately 47 shareholders of record at our transfer agent, with additional shareholders holding our shares in street name.

Dividends

We currently intend to retain future earnings for the operation of our business. We have never declared or paid cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.

In the event that a dividend is declared, common stockholders on the record date are entitled to share ratably in any dividends that may be declared from time to time on the common stock by our board of directors from funds legally available.

There are no restrictions in our articles of incorporation or bylaws that restrict us from declaring dividends. The Nevada Revised Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend:

1. We would not be able to pay our debts as they become due in the usual course of business; or

2. Our total assets would be less than the sum of our total liabilities, plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

 Securities Authorized for Issuance under Equity Compensation Plans

We do not have an equity compensation plan.

Recent Sales of Unregistered Securities

The information set forth below relates to our issuances of securities without registration under the Securities Act of 1933 during the reporting period which were not previously included in a Quarterly Report on Form 10-Q or Current Report on Form 8-K.

During the year ended December 31, 2019, we issued 2,985,941 shares valued at $1,341,410 as follow:

•661,216 shares in conjunction with convertible notes valued at $817,899.

•811,490 shares for cashless exercised warrant valued at $39,760.

•1,169,723 shares for conversion of debt of $33,750.

•343,512 shares for acquisition of SwissLink valued at $450,000.

These securities were issued pursuant to Section 4(2) of the Securities Act and/or Rule 506 promulgated thereunder. The holders represented their intention to acquire the securities for investment only and not with a view towards distribution. The investors were given adequate information about us to make an informed investment decision. We did not engage in any general solicitation or advertising. We directed our transfer agent to issue the stock certificates with the appropriate restrictive legend affixed to the restricted stock.

Item 6. Selected Financial Data

Not required under Regulation S-K for “smaller reporting companies.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2019 and 2018

Net Revenue

Our net revenue for the year ended December 31, 2019 was $18,031,548 as compared with $13,775,361 for the year ended December 31, 2018. These numbers reflect an increase of 30.89% year over year on our consolidated Revenues. When looking at the numbers by subsidiary, Etelix’s revenue was $16,322,718 and SwissLink contributed $1,708,830. The continued growth of our revenue year over year, during the last three years, is due to our focus on carrying traffic to higher revenue per minute destinations in Africa. We have to remember that one of our main strategic lines of actions in the last years has been to strengthen the business relationship with our customers in Europe and leverage from there our growth in the African market, with half of the traffic terminated in Africa originating from Europe.

There is still room to grow and we have enough capacity in our telecommunication infrastructure to accommodate more than twice the traffic we handle at the present time.

If net revenues continue growing at a similar rates for the next twelve months, we believe that the company will reach a total consolidated revenue of approximately $23 million by December 31, 2020.

Cost of Sales

Our total cost of sales for the year ended December 31, 2019 was $17,250,623 as compared with $12,582,955 for the year ended December 31, 2018. The increase results from a higher volume of minutes of African destinations, which rates are on average 9 times higher compared to the average rates of the rest of the World. This behavior in the costs shows a logical correlation with the behavior of the revenue commented above.

Gross Margin

Our gross margin, which is simply the difference between our revenues and our cost of sales, discussed above, decreased from $1,192,406 in 2018 to $780,925 in 2019. The Gross Margin over Revenues decreased from 8.66% to 4.33% from 2018 to 2019.

This lower gross margin is due to the inclusion of new destinations in our portfolio. To develop a new market and to be able to obtain from it the expected margins, it is necessary to advance along several stages. First, it is important to add some routes to the portfolio and capture a significant volume of traffic from the customers to those routes. Once a critical mass of traffic has been reached, the company is in a better position to negotiate with vendors the price conditions and payment terms. These are the two aspects that mainly determine the gross margins. Having captured the desired volume to those new destinations, now we can move to the second stage to negotiate with our vendors better terms and conditions that will impact in a positive way the gross margins in every carried minute.

With this in mind, we expect an increase in the gross margin for the next twelve months as a result of having better termination costs.

Operating Expenses

Operating expenses for the year ended December 31, 2018 were $1,449,624, as compared with $1,220,301 for the year ended December 31, 2018. The detail by major category is reflected in the table below.

	Years Ended December 31
	2019	2018

Salaries, Wages and Benefits	$657,790	$255,457
Technology	160,251	184,152
Professional Fees	403,943	379,995
Legal & Regulatory	34,287	15,744
Trade Insurance	-	15,129
Travel & Events	22,689	14,937
Allowance for doubtful accounts	-	313,414
Depreciation and Amortization	41,737	20,350
Advertising	61.346	-
Bank Services and Fees	21,687	8,442
Office, Facility and Other	45,894	12,681

Subtotal	1,449,624	1,220,301

Total Operating Expense	$1,449,624	$1,220,301

The main reasons for the overall increase in operating expenses in 2019 were: (1) the Salaries, Wages and Benefits as a result of the new employment agreements with the Management Team members valid from May 2019, where the aggregated monthly salaries varied from $11,500 to $36,000; (2) the Professional Fees comprised of legal, accounting and other consulting services includes in 2019 the costs associated to the due diligence and audit of SwissLink Carrier AG; (2) Items such as Depreciation and Amortization, Travel & Events, Bank Services and Fees and Office, Facilities and Others now include those related to SwissLink. In some of those items we are expecting to create synergies and reduce the overall costs.

The item Technology already reflects the savings resulting from the implementation of the new HostSBC switching platform.

No allowance for doubtful accounts were established due to additional controls already implemented within the commercial area and collection team.

Item Advertising corresponds to the third-party consultancy for the design and implementation of a Social Media communication strategy oriented to build and enhance our companies and brand image.

All other items were stable from one year to the other, which allows us to affirm that the cost structure of the company is under control and supervision.

Other Expenses

We had other expenses of $4,774,039 for the year ended December 31, 2019, as compared with other expenses of $2,076,266 for the year ended December 31, 2018. Our other expenses in 2019 were mainly related to changes in the fair value of derivative liabilities and interest expense. Fair value of derivative liabilities is connected to the convertible promissory notes issued by the company during years 2018 and 2019. It has been the intention of the company to redeem these convertible promissory notes before their due date, so the increase of interest expenses is due to the redemption of those convertible notes.

Net Loss

We finished the year ended December 31, 2018 with a loss of $5,442,738 as compared to a loss of $2,104,161 during the year ended December 31, 2018. The reasons for specific components are discussed above. Overall, these are the main concepts impacting the net result: (1) a loss in the change in fair value of derivative liabilities of $2,111,783; and (2) an increase in interest expenses of $2,193,811 year over year, from $460,185 in year 2018 to $2,653,996 in year 2019.

Liquidity and Capital Resources

As of December 31, 2019, we had total current assets of $3,438,497, compared with current liabilities of $11,145,645, resulting in a working capital deficiency of $7,707,148 and a current ratio of approximately 0.31 to 1. This compares with the working capital deficiency of $1,882,754 and the current ratio of 0.54 to 1 at December 31, 2018. This decrease in working capital is primarily the result of accounting derivative liabilities for the amount of $4,744,134 and the increase in the current portion of Convertible notes.

Following is a table with summary data from the consolidated statement of cash flows for the year ended December 31, 2019 and 2018, as presented.

	2019	2018
Net cash used in operating activities	$(1,244,027)	$(356,551)
Net cash provided by (used) in investing activities	152,069	(426)
Net cash provided by financing activities	1,357,526	338,281

Net change in cash and cash equivalents	$265,568	$(18,696)

Our operating activities used $1,244,027 in the year ended December 31, 2019, as compared with $356,551 used in operating activities in the year ended December 31, 2018. Our cash flow from operations varies depending on our operating results and the timing of operating cash receipts and payments, specifically trade accounts receivable and trade accounts payable. The main use in cash from operating activities is reflected in variation of the Accounts Payable of $571,974 between the compared years; while the main source of cash in operating activities result from the Accounts Receivable for $522,360.

Investing activities provided $152,069 for the year ended December 31, 2019 due to the acquisition of subsidiary with the transaction of SwissLink Carrier AG of $239,516. Uses of funds on investing activities were the purchase of fix assets for value of $32,007 and net payment of loans between related parties of $55,440.

Financing activities provided $1,357,526 for the year ended December 31, 2019, as compared with $338,281 provided for the year ended December 31, 2018.

Based upon our current financial condition, we do not have sufficient cash to operate our business at the current level for the next twelve months. We intend to fund operations through increased sales and debt and/or equity financing arrangements, which may be insufficient to fund expenditures or other cash requirements. The Company has received the qualification of an Offering Statement under Regulation A for the sale of up to 24,000,000 common stocks. This offering is being conducted on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold. We also plan to seek additional financing in a private equity offering to secure funding for operations. There can be no assurance that we will be successful in raising additional funding. If we are not able to secure additional funding, the implementation of our business plan will be impaired. There can be no assurance that such additional financing will be available to us on acceptable terms or at all.

Off Balance Sheet Arrangements

As of December 31, 2019, there were no off-balance sheet arrangements.

Critical Accounting Policies

A “critical accounting policy” is one which is both important to the portrayal of a company’s financial condition and results, and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Our accounting policies are discussed in detail in the footnotes to our financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2019; however, we consider our critical accounting policies to be those related to allowance for doubtful accounts, valuation of assets and income taxes. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. See the Consolidated Financial Statements in this Annual Report for a complete discussion of our significant accounting policies.

Recently Issued Accounting Pronouncements

We do not expect the adoption of these or other recently issued accounting pronouncements to have a significant impact on our results of operation, financial position or cash flow.

Item 8. Financial Statements and Supplementary Data

Index to Financial Statements Required by Article 8 of Regulation S-X:

Audited Financial Statements:

F-1	Report of Independent Registered Public Accounting Firm;
F-2	Consolidated Balance Sheets as of December 31, 2019 and 2018;
F-3	Consolidated Statements of Operations for the years ended December 31, 2019 and 2018;
F-4	Consolidated Statement of Stockholders’ Equity for the years ended December 31, 2019 and 2018;
F-5	Consolidated Statements of Cash Flows for the years ended December 31, 2019 and 2018; and
F-6	Notes to Consolidated Financial Statements.

Boyle CPA, LLC
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and

Board of Directors of iQSTEL Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of iQSTEL Inc.(the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, stockholder’s equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

As discussed in Note 3 to the consolidated financial statements, the Company’s working capital deficiency and lack of an established source of revenues raises substantial doubt about its ability to continue as a going concern for one year from the issuance of these consolidated financial statements. Management’s plans are also described in Note 3. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

/s/ Boyle CPA, LLC

We have served as the Company’s auditor since 2017

Bayville, NJ

April 15, 2020

361 Hopedale Drive SE	P (732) 822-4427
Bayville, NJ 08721	F (732) 510-0665

iQSTEL INC

Consolidated Balance Sheets

	December 31,	December 31,
	2019	2018
ASSETS
Current Assets
Cash and cash equivalents	$270,503	$4,570
Accounts receivable, net	2,759,164	1,825,854
Due from related parties	316,860	258,020
Prepaid and other current assets	91,970	17,503
Total Current Assets	3,438,497	2,105,947

Property and equipment, net	287,970	285,107
Goodwill	1,455,960	-
Deferred tax assets	420,519	-
TOTAL ASSETS	$5,602,946	$2,391,054

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current Liabilities
Accounts payable	2,291,921	1,390,130
Due to related parties	34,631	23,193
Loans payable	89,671	194,557
Loans payable - related parties	1,885,708	90,787
Current portion of convertible notes - net of discount of $597,653 and $158,696	1,251,096	63,205
Other current liabilities	848,484	436,762
Derivative liabilities	4,744,134	1,790,067
Total Current Liabilities	11,145,645	3,988,701

Convertible notes - net of discount of $48,558 and $0	11,442	-
Loan payable	178,021	-
Employee benefits, non-current	38,253	-
TOTAL LIABILITIES	11,373,361	3,988,701

Shareholders' Deficit
Common stock: 100,000,000 authorized; $0.001 par value; 18,008,591 and 15,022,650 shares issued and outstanding, respectively	18,008	15,023
Additional paid in capital	3,240,528	1,054,718
Accumulated deficit	(8,125,257)	(2,667,388)
Accumulated other comprehensive income	(181)	-
Deficit Attributed to Shareholders of iQSTEL Inc.	(4,866,902)	(1,597,647)
Deficit Attributable to Noncontrolling interests	(903,513)	-
Total Shareholders' Deficit	(5,770,415)	(1,597,647)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$5,602,946	$2,391,054

The accompanying notes are an integral part of these consolidated financial statements.

iQSTEL INC

Consolidated Statements of Operations

	Year Ended
	December 31,
	2019	2018
Revenues	$18,031,548	$13,775,361
Cost of goods sold	17,250,623	12,582,955
Gross profit	780,925	1,192,406

Operating Expenses
General and administration	1,449,624	1,220,301
Total operating expenses	1,449,624	1,220,301

Operating loss	(668,699)	(27,895)

Other income (expense)
Other income	2,631	11,642
Other expenses	(10,891)	(41,498)
Interest expense	(2,653,996)	(460,185)
Change in fair value of derivative liabilities	(2,111,783)	(1,588,567)
Gain on settlement of debt	-	2,342
Total other expense	(4,774,039)	(2,076,266)

Net loss before provision for income taxes	(5,442,738)	(2,104,161)
Income taxes	-	-
Net loss	(5,442,738)	(2,104,161)
Less: Net income (loss) attributable to noncontrolling interests	15,131	-
Net Loss Attributed to Shareholders of iQSTEL Inc.	$(5,457,869)	$(2,104,161)

Comprehensive loss
Net loss	$(5,442,738)	$(2,104,161)
Foreign currency adjustment	(354)	-
Total Comprehensive loss	$(5,443,092)	$(2,104,161)
Less: Comprehensive income attributable to noncontrolling interests	14,958	-
Net Comprehensive Loss Attributed to Shareholders of iQSTEL Inc.	$(5,458,050)	$(2,104,161)

Basic and dilutive loss per common share	$(0.35)	$(0.15)
Weighted average number of common shares outstanding	15,684,477	13,721,304

The accompanying notes are an integral part of these consolidated financial statements.

iQSTEL INC

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

For the years ended December 31, 2019 and 2018

	Common Stock
	Shares	Amount	Additional Paid in Capital	Subscription Receivable	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total	Non Control Interest	Total Shareholders' Deficit
Balance – December 31, 2017	11,085,965	$11,086	$737,429	$-	$(563,227)	$-	$185,288	$-	$185,288

Common stock issued	2,665,910	2,666	132,134	-	-	-	134,800	-	134,800
Debt forgiveness	-	-	45,200	-	-	-	45,200	-	45,200
Recapitalization	1,175,724	1,176	(77,450)	(8,750)	-	-	-85,024	-	(85,024)
Subscription received	-	-	-	8,750	-	-	8,750	-	8,750
Common stock issued for services	95,051	95	187,405	-	-	-	187,500	-	187,500
Capital contribution	-	-	30,000	-	-	-	30,000	-	30,000
Net loss	-	-	-	-	(2,104,161)	-	(2,104,161)	-	(2,104,161)
Balance – December 31, 2018	15,022,650	$15,023	$1,054,718	$-	$(2,667,388)	$-	$(1,597,647)	$-	$(1,597,647)

Common stock issued for acquisition	343,512	344	449,656	-	-	-	450,000	(918,471)	(468,471)
Capital Contribution	-	-	10,000	-	-	-	10,000	-	10,000
Common stock issued in conjunction with convertible notes	661,216	661	817,238	-	-	-	817,899	-	817,899
Common stock issued for conversion of debt	1,169,723	1,169	32,581	-	-	-	33,750	-	33,750
Common stock issued for exercised cashless warrant	811,490	811	(811)	-	-	-	-	-	-
Debt forgiveness	-	-	406,080	-	-	-	406,080	-	406,080
Resolution of derivative liabilities	-	-	471,066	-	-	-	471,066	-	471,066
Foreign currency translation adjustments	-	-	-	-	-	(181)	(181)	(173)	(354)
Net loss	-	-	-	-	(5,457,869)	-	(5,457,869)	15,131	(5,442,738)
Balance – December 31, 2019	18,008,591	$18,008	$3,240,528	$-	$(8,125,257)	$(181)	$(4,866,902)	$(903,513)	$(5,770,415)

The accompanying notes are an integral part of these consolidated financial statements.

iQSTEL INC

Consolidated Statements of Cash Flows

	Year Ended
	December 31,
	2019		2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,442,738)		$(2,104,161)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	-		187,500
Allowance for doubtful accounts	-		313,414
Depreciation and amortization	41,737		20,350
Amortization of debt discount	1,939,687		55,054
Change in fair value of derivative liabilities	2,111,783		1,588,567
Gain on settlement of debt	-		(2,342)
Prepayment and Default penalty	-		8,151
Changes in operating assets and liabilities:
Accounts receivable	522,360		(1,039,735)
Other current assets	27,075		115,073
Due from related party	-		(258,020)
Accounts payable	(571,974)		585,417
Other current liabilities	128,043		174,181
Deferred tax asset	-		-
Inter-co	-		-
Net cash used in operating activities	(1,244,027)		(356,551)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiary	239,516		-
Purchase of fixed assets	(32,007)		(426)
Payment of loan receivable - related party	(129,387)		-
Collection from loan receivable - related party	73,947		-
Net cash provided by (used in) investing activities	152,069		(426)

CASH FLOWS FROM FINANCING ACTIVITIES:
Bank overdraft	(82)		82
Proceeds from loans payable	424,960		796,864
Repayments of loans payable	(527,239)		(830,265)
Proceeds from loans payable - related parties	46,438		800
Repayment of loans payable - related parties	(38,400)		(850)
Contribution	10,000		30,000
Due to related parties	-		(3,400)
Common stock issued	-		134,800
Subscription receivable	-		8,750
Proceeds from convertible notes	2,266,250		201,500
Repayment of convertible notes	(824,401)		-
Net cash provided by financing activities	1,357,526		338,281

Effect of exchange rate changes on cash	365		-

Net change in cash and cash equivalents	265,933		(18,696)
Cash and cash equivalents, beginning of period	4,570		23,266
Cash and cash equivalents, end of period	$270,503		$4,570

Supplemental cash flow information
Cash paid for interest	$678,663		$392,074
Cash paid for taxes	$-		$-

Non-cash transactions:
Derivative liabilities recognized as debt discount	$1,313,350		$201,500
Related party debt forgiveness	$-		$45,200
Common stock issued in conjunction with convertible notes	$817,900		$-
Common stock issued for conversion of debt	$33,750		$-
Common stock issued for cashless warrant exercised	$39,760		$-
Resolution of derivative liabilities	$430,495		$-
Debt forgiveness	$406,080	$

The accompanying notes are an integral part of these consolidated financial statements.

iQSTEL INC

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

NOTE 1 -ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization and Operations

iQSTEL Inc. (“iQSTEL”, “we”, “us”, or the “Company”) was incorporated under the laws of the State of Nevada on June 24, 2011 under the name of B-Maven Inc. The Company changed its name to PureSnax International, Inc. on September 18, 2015; and more recently it changed its name to iQSTEL Inc. on August 7, 2018.

The Company has been engaged in the business of telecommunication services as a wholesale carrier of voice and data for other telecom companies around the World with more than 200 active interconnection agreements with mobile companies, fix line companies and other wholesale carriers.

Stock split. Effective May 9, 2018, we effected a 1 for 19,152 reverse stock split of our issued and outstanding common stock (the “Reverse Stock Split”). All references to shares of our common stock in this report on Form 10-K refers to the number of shares of common stock after giving effect to the Reverse Stock Split (unless otherwise indicated).

Membership Interest Purchase Agreements and Reorganization

On June 25, 2018 (the “Effective Date”), iQSTEL entered into a membership purchase agreement with Etelix.com USA, LLC (“Etelix”) and became a 100% subsidiary of iQSTEL.

Pursuant to the terms of the membership interest purchase agreement, iQSTEL issued 13,751,875 shares of its unregistered common stock to the members of Etelix in exchange for their memberships interests in Etelix and as a result of the Purchase Agreements, Etelix became a wholly owned subsidiary of iQSTEL.

The Company entered into certain ancillary agreements (the “Ancillary Agreements”) noted in the Purchase Agreement, consisting of three Conversion Agreements the Company executed with Carmen Cabell, Patrick Gosselin and Mark Engler. The Conversion Agreements converted a portion of the Series A Preferred Stock held by these shareholders into shares of the Company’s common stock, and canceled the balance of the Series A Preferred Stock held by these shareholders. Following the execution of the Conversion Agreements, Mr. Gosselin owned 250,032 shares of common stock and no shares of preferred stock in the Company; Mr. Cabell owned 250,080 shares of common stock and no shares of preferred stock in the Company; and Mr. Engler owned 250,032 shares of common stock and no shares of preferred stock in the Company.

Recapitalization

For financial accounting purposes, this transaction was treated as a reverse acquisition by Etelix, and resulted in a recapitalization with Etelix being the accounting acquirer and iQSTEL as the acquired company. The consummation of this reverse acquisition resulted in a change of control. Accordingly, the historical financial statements prior to the acquisition are those of the accounting acquirer, Etelix and have been prepared to give retroactive effect to the reverse acquisition completed on June 25, 2018, and represent the operations of Etelix. The consolidated financial statements after the acquisition date, June 25, 2018 include the balance sheets of both companies at historical cost, the historical results of Etelix and the results of the Company from the acquisition date. All share and per share information in the accompanying consolidated financial statements and footnotes has been retroactively restated to reflect the recapitalization.

Acquisition

On April 1, 2019, the Company entered into a Company Purchase Agreement (the “Purchase Agreement”) by and between the Company and the Ralf Kohler (the “Seller”), which agreement provides for the purchase of 51% of the equity and certain assets of SwissLink Carrier AG (“SwissLink”) (www.swisslink-carrier.com), a Swiss corporation, by the Company.

The consideration for the acquisition consists of $500,000 USD, payable as follows:

iQSTEL INC

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

NOTE 1 -ORGANIZATION AND DESCRIPTION OF BUSINESS (CONTINUED)

•$50,000 USD shall be paid in cash upon execution of the Purchase Agreement; and

•The balance of $450,000 USD shall be paid at Closing in the form of 187,500 shares of common stock in the Company based upon an agreed upon price of $2.40 per share. Additional shares may be payable at Closing, if the Company’s stock is valued at less than $2.40 per share, to account for the full $450,000 USD.

On August 7, 2019, having completed all conditions under the Purchase Agreement, the Company closed the transaction with Seller, and paid $50,000 and issued a total of 343,512 shares of common stock at $1.31 per share to the Seller for the 51% equity interest and certain assets in SwissLink, including 51% of the loan in SwissLink.

The payment for the acquisition of SwissLink Carrier AG, was agreed to be done with $50,000 in cash and the balance of $450,000 in common shares of iQSTEL with an initial price per share of $2.40; giving us a number of 187,500 shares ($450,000 / 2.40 $ per shares = 187,500 shares) to be issue; but the purchase agreement included a clause to adjust the number of shares to be ultimately issued if the price of the shares was less than $2.40 at the closing date. Since at the closing date the price of the shares was $1.31 the total shares to be issued to the Seller should be 343,512, and this was the total shares finally issue to the Seller.

SwissLink Carrier AG is a provider of international telephone traffic around the globe, which trades international VoIP (voice over IP) telephone minutes through its Software Management platform named VAMP.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements and related disclosures have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The financial statements have been prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) of the United States. The Company’s fiscal year end is December 31.

Consolidation Policy

For December 31, 2018, the consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries, Etelix.com USA, LLC and SwissLink Carrier AG. All significant intercompany balances and transactions have been eliminated in consolidation. Prior to June 25, 2018, the financial statements presented are those of Etelix.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and judgments will also affect the reported amounts for certain revenues and expenses during the reporting period. Actual results could differ from these good faith estimates and judgments.

Business Combinations

In accordance with ASC 805-10, “Business Combinations”, the Company accounts for all business combinations using the acquisition method of accounting. Under this method, assets and liabilities, including any remaining non-controlling interests, are recognized at fair value at the date of acquisition. The excess of the purchase price over the fair value of assets acquired, net of liabilities assumed, and non-controlling interests is recognized as goodwill. Certain adjustments to the assessed fair values of the assets, liabilities, or non-controlling interests made subsequent to the acquisition date, but within the measurement period, which is up to one year, are recorded as adjustments to goodwill. Any adjustments subsequent to the measurement period are recorded in income. Any cost or equity method interest that the Company holds in the acquired company prior to the acquisition is re-measured to fair value at acquisition with a resulting gain or loss recognized in income for the difference between fair value and the existing book value. Results of operations of the acquired entity are included in the Company’s results from the date of the acquisition onward and include amortization expense arising from acquired tangible and intangible assets.

iQSTEL INC

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign Currency Translation and Re-measurement

The Company translates its foreign operations to U.S. dollar in accordance with ASC 830, “Foreign Currency Matters”.

The Company’s and Etelix’s functional currency and reporting currency is the U.S. dollar, SwissLink’s functional currency is the Swiss Franc (“CHF”).

The Company’s subsidiaries, whose functional currency is not the U.S. dollar, translate their records into U.S. dollar as follows:

•Assets and liabilities at the rate of exchange in effect at the balance sheet date

•Equities at historical rate

•Revenue and expense items at the average rate of exchange prevailing during the period

Adjustments arising from such translations are included in accumulated other comprehensive income in shareholders’ equity.

	December 31,		December 31,
	2019		2018
Spot CHF: USD exchange rate	$1.0333	$	N/A
Average CHF: USD exchange rate	$1.0122	$	N/A

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value.

Accounts Receivable and Allowance for Uncollectible Accounts

Substantially all of the Company’s accounts receivable balance is related to trade receivables. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in its existing accounts receivable. The Company reviews its allowance for doubtful accounts daily, past due balances over 60 days and a specified amount are reviewed individually for collectability. Account balances are charged off after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2019 and 2018, the Company had $0 and $313,414, respectively, in valuation allowance for doubtful accounts for the Company’s accounts receivable.

Long-Lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted future cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value.

iQSTEL INC

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed Assets

Fixed assets, consisting of telecommuting equipment and software, is recorded at cost reduced by accumulated depreciation and amortization. Depreciation and amortization expense is recognized over the assets’ estimated useful lives of 3 years for computers and laptops, 5 years for telecommunications equipment and switches; and 5 years for software using the straight-line method. Major additions and improvements are capitalized as additions to the property and equipment accounts, while replacements, maintenance and repairs that do not improve or extend the life of the respective assets, are expensed as incurred. Estimated useful lives are periodically reviewed and, when appropriate, changes are made prospectively. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Impairment of tangible and intangible assets

Tangible and intangible assets (excluding goodwill) are assessed at each reporting date for indications that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. The asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or a group of assets exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the group of assets.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Goodwill

We allocate goodwill to reporting units based on the reporting unit expected to benefit from the business combination. We evaluate our reporting units on an annual basis and, if necessary, reassign goodwill using a relative fair value allocation approach. Goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated primarily through the use of a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital.

The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results, market conditions, and other factors. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each reporting unit.

Retirement Benefit Costs

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution schemes where the Company’s obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit scheme.

iQSTEL INC

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

For defined benefit schemes, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognized in full in the period in which they occur. They are recognized outside the income statement and are presented in other comprehensive income. Past service cost is recognized immediately in the income statement in the period in which it occurs.

The retirement benefit obligation recognized in the balance sheet represents the present value of the defined obligation as adjusted for unrecognized past service cost, and as reduced by the fair value of the scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the scheme.

Net Income (Loss) Per Share of Common Stock

The Company has adopted ASC 260, ”Earnings per Share” which requires presentation of basic earnings per share on the face of the statements of operations for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic earnings per share computation. In the accompanying financial statements, basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock and potentially dilutive outstanding shares of common stock during the period to reflect the potential dilution that could occur from common shares issuable through contingent share arrangements, stock options and warrants unless the result would be antidilutive. There were no potentially dilutive shares of common stock outstanding for the years ended December 31, 2019 and 2018.

Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents and related party payables that it will likely incur in the near future. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. At times, its cash and cash equivalents with a particular financial institution may exceed any applicable government insurance limits.

During the year ended December 31, 2019 and 2018, 8 customers represented 70% of our revenues and 7 customers represented 71% of our revenues, respectively.

Financial Instruments

The Company follows ASC 820, “Fair Value Measurements and Disclosures,” which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

iQSTEL INC

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of our financial instruments, including, cash and cash equivalents; accounts receivable; prepaid expenses; accounts payable and other payable and due to related parties approximate their fair values due to the short-term maturities of these financial instruments.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due to related party’s due to their related party nature.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks. We evaluate all of our financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For stock-based derivative financial instruments, the Company used a Black Scholes valuation model to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets, liabilities, the carry forward of operating losses and tax credits, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. An allowance against deferred tax assets is recorded when it is more likely than not that such tax benefits will not be realized.

Related Parties

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions (see Note 12).

Revenue Recognition

The Company recognizes revenue from the sale of products in accordance with ASC 606, “Revenue from Contracts with Customers.” The Company recognizes revenue only when all of the following criteria have been met:

•Identify the contract(s) with a customer

•Identify the performance obligations in the contract

•Determine the transaction price.

•Allocate the transaction price to the performance obligations in the contract.

•Recognize revenue when (or as) the entity satisfies a performance obligation.

iQSTEL INC

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company recognizes revenue related to monthly usage charges and other recurring charges during the period in which the telecommunication services are rendered. Provided that persuasive evidence of a sales arrangement existed, and collection was reasonably assured. Persuasive evidence of a sales arrangement existed upon execution of a written interconnection agreement. The Company’s payment terms vary by clients.

Cost of revenue

Costs of revenue represent direct charges from vendors that the Company incurs to deliver services to its customers. These costs primarily consist of usage charges for calls terminated in vendor’s network.

Lease

The office lease meets the definition of a short-term lease because the lease term is 12 months or less. Consequently, consistent with Company’s accounting policy election, the Company does not recognize the right-of-use asset and the lease liability arising from this lease.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

Recent Accounting Pronouncements

Management has considered all recent accounting pronouncements issued since the last audit of our financial statements. The Company’s management believes that these recent pronouncements will not have a material effect on the Company’s financial statements.

NOTE 3 - GOING CONCERN

The Company's consolidated financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has a working capital deficiency and it does not have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. In addition, as of December 31, 2019, the Company had a net loss of $5,442,738. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the issuance of these financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish its business plan and eventually attain profitable operations.

During the next year, the Company's foreseeable cash requirements will relate to continual development of the operations of its business, maintaining its good standing and marketing expenses. The Company may experience a cash shortfall and be required to raise additional capital.

Historically, the Company has relied upon funds from its stockholders. Management may raise additional capital through future public or private offerings of the Company's stock or through loans from private investors, although there can be no assurance that it will be able to obtain such financing. The Company's failure to do so could have a material and adverse effect upon its operations and its stockholders.

iQSTEL INC

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

NOTE 4 - ACQUISTION

On April 1, 2019, iQSTEL Inc. (the “Company”) entered into a Company Purchase Agreement (the “Purchase Agreement”) by and between the Company and the Ralf Kohler (the “Seller”), which agreement provides for the purchase of 51% of the equity and certain assets of SwissLink Carrier AG (“SwissLink”) (www.swisslink-carrier.com), a Swiss corporation, by the Company for a consideration of $500,000.

On August 7, 2019, having completed all conditions under the Purchase Agreement, the Company closed the transaction with Seller, and paid $50,000 and issued a total of 343,512 shares of common stock at $1.31 per share to the Seller for the 51% equity interest and certain assets in SwissLink, including 51% of the loan in SwissLink.

The following table summarizes the fair value of the consideration paid by the Company and the fair value amounts assigned to the assets acquired on the acquisition date:

August 7,
Fair Value of Consideration:	2019
Cash	$50,000
343,512 shares of common stock at $1.31 per share	450,000
Total Purchase Price	$500,000

Swisslink has been included in our consolidated results of operations since their respective acquisition dates.

The following table summarizes the identifiable assets and liabilities assumed upon acquisition of SwissLink and the calculation of goodwill:

Total purchase price	$500,000
Cash	289,516
Accounts receivable, net	1,462,786
Other current assets	101,629
Deferred tax assets	418,932
Property and equipment, net	12,070
Total identifiable assets	2,284,933
Accounts payable	(1,479,949)
Other current liabilities	(84,591)
Long term loans	(156,441)
Long term loans – related party	(2,199,907)
Employee benefits	(238,476)
Total liabilities assumed	(4,159,364)
Net assets	(1,874,431)
Non-controlling interest	918,471
Total net assets	(955,960)
Goodwill	$1,455,960

iQSTEL INC

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

NOTE 5 – PREPAID AND OTHER CURRENT ASSETS

Other prepaid and other current assets at December 31, 2019 and 2018 consisted of the following:

	December 31,	December 31,
	2019	2018
Advance payment to suppliers	$6,600	$11,310
Other receivable	78,936	500
Prepaid expenses	5,834	5,093
Tax receivable	600	600
	$91,970	$17,503

NOTE 6 – FIXED ASSETS, NET

Fixed assets, net at December 31, 2019 and 2018 consisted of the following:

	December 31,	December 31,
	2019	2018
Telecommunication equipment	$249,169	$245,686
Telecommunication software	436,124	400,903
Other equipment	8,497	-
Total fixed assets	693,790	646,589
Accumulated depreciation and amortization	(405,820)	(361,482)
Total Fixed assets	$287,970	$285,107

Depreciation expense for the year ended December 31, 2019 and 2018 amounted to $41,737 and $20,350, respectively.

iQSTEL INC

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

NOTE 7 –LOANS PAYABLE

Loans payable at December 31, 2019 and 2018 consisted of the following:

	December 31,	December 31,		Interest
	2019	2018	Term	rate
Complete Business Solutions_3	$-	$80,994	Note was issued on April 13, 2018 and due on March 9, 2019	33.30%
Green Capital Funding_2	-	89	Note was issued on October 1, 2018 and due on February 27, 2019	31.50%
Unique Funding Solutions_2	2,000	9,000	Note was issued on October 12, 2018 and due on January 17, 2019	28.60%
Green Note Capital Partner	-	18,278	Note was issued on October 22, 2018 and due on February 22, 2019	28.60%
Queen Funding LLC	-	17,083	Note was issued on November 29, 2018 and due on March 13, 2019	31.50%
Green Capital Funding_3	-	69,113	Note was issued on December 20, 2018 and due on May 15, 2019	31.50%
YES LENDER LLC	25,500	-	October 17, 2019 and due on March 31, 2020	30%
Complete Business Solutions_8	52,171	-	December 24, 2010 and due on June 09, 2020	26.00%
Nicolas Arvelo	5,000	-	Note was issued on November 20, 2019 and due on May 20, 2020	12.00%
Martin Mendoza Diaz	5,000	-	Note was issued on November 20, 2019 and due on May 20, 2020	12.00%
Martus	99,399	-	Note is due on January 3, 2022	5.00%
Swisspeers AG	78,623	-	Note is due on October 4, 2022	7.00%
Total	267,693	194,557
Less: Current portion of loans payable	89,671	194,557
Long-term loans payable	$178,022	$-

Loans payable related parties at December 31, 2019 and 2018 consisted of the following:

	December 31,	December 31,		Interest
	2019	2018	Term	rate
Alonso Van Der Biest	$80,200	$80,200	Note was issued on June 12, 2015 and due on June 11, 2019	16.50%
Alvaro Quintana	10,587	10,587	Note was issue on September 30, 2016 and due on September 29, 2019	0%
49% of Shareholder of Swisslink	1,588,261	-	Note is due on demand	0%
49% of Shareholder of Swisslink	206,660	-	Note is due on demand	5%
Total	1,885,708	90,787
Less: Current portion of loans payable	1,885,708	90,787
Long-term loans payable	$-	$-

During the year ended December 31, 2019 and 2018, the Company borrowed from third parties $424,960 and $796,864 and repaid the principal amount of $527,239 and $830,265, respectively.

During the year ended December 31, 2019 and 2018, the Company recorded interest expense of $207,660 and $392,075, respectively.

iQSTEL INC

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

NOTE 8 – OTHER CURRENT LIABILITIES

Other current liabilities at December 31, 2019 and 2018 consisted of the following:

	December 31,	December 31,
	2019	2018
Accrued liabilities	$2,700	$361,779
Credit card	4,987	14,647
Accrued interest	365,345	4,905
Salary payable - management	268,231	55,431
Employee benefit	192,288	-
Other current liabilities	14,933	-
	$848,484	$436,762

NOTE 9 - CONVERTIBLE LOANS

At December 31, 2019 and 2018, convertible loans consisted of the following:

	December 31,	December 31,
	2019	2018
Promissory notes – Issued in fiscal year 2018, with variable conversion features	$-	$221901
Promissory notes – Issued in fiscal year 2019, with variable conversion features	1,908,750	-
Total convertible notes payable	1,908,750	221,901
Less: Unamortized debt discount	(646,211)	(158,696)
Total convertible notes	1,262,539	63,205

Less: current portion of convertible notes	1,251,097	63,205
Long-term convertible notes	$11,442	$-

During the year ended December 31, 2019 and 2018, the Company recorded interest expense of $506,649 and $4,906 and recognized amortization of discount, included in interest expense, of $1,921,734 and $55,054, respectively.

Notes in Default

Certain convertible notes held by the company were in default. During the period ended December 31, 2019, the Company did not maintain the covenant requiring the Company to be current with all financial filings. As a result of the breach, the company recorded a penalty of $8,151 as principal amount.

Conversion

During the year ended December 31, 2019, the Company converted notes with principal amounts and accrued interest of $33,750 into 1,169,723 shares of common stock. The corresponding derivative liability at the date of conversion of $430,495 was settled through additional paid in capital.

Promissory Notes - Issued in fiscal year 2018

During the year ended December 31, 2018, the Company issued a total of $213,750 notes with the following terms:

•Terms ranging from 9 months to 12 months.

•Annual interest rates ranging from of 10% to 12%.

•Convertible at the option of the holders at issuance.

iQSTEL INC

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

NOTE 9 - CONVERTIBLE LOANS (CONTINUED)

•Conversion prices are typically based on the discounted (50% discount) lowest trading prices of the Company’s shares during various periods prior to conversion.

Certain notes allow the Company to redeem the notes at rates ranging from 130% to 150% depending on the redemption date provided that no redemption is allowed after the 180th day. Likewise, the notes include financing costs totaling to $12,250 and the Company received cash of $201,500.

Promissory Notes - Issued in fiscal year 2019

During the year ended December 31, 2019, the Company issued a total of $2,544,250 in notes with the following terms:

•Terms ranging from 6 months to 3 years.

•Annual interest rates ranging from of 8% to 12%.

•Convertible at the option of the holders at issuance or 180 days from issuance.

•Conversion prices are typically based on the discounted (39% or 0% discount) lowest trading prices of the Company’s shares during various periods prior to conversion.

The convertible notes were also provided with a total of 661,216 common shares and warrant to purchase up to 92,000 shares of common stock at exercise price of $2.5 per share for 3 years.

Certain notes allow the Company to redeem the notes at rates ranging from 110% to 150% depending on the redemption date provided that no redemption is allowed after the 180th day. Likewise, the notes include original issue discount and financing costs totaling $278,000 and the Company received cash of $2,266,250.

Derivative liabilities

The Company determined that the conversion option in the note met the definition of a liability in accordance with ASC Topic No. 815 - 40, Derivatives and Hedging - Contracts in Entity’s Own Stock. The Company will bifurcate the embedded conversion option in the note once the note becomes convertible and account for it as a derivative liability.

The Company valued the conversion features using the Black Scholes valuation model. The fair value of the derivative liability for all the note and warrants that became convertible for the year ended December 31, 2019 amounted to $896,593. $201,500 of the value assigned to the derivative liability was recognized as a debt discount to the notes while the balance of $695,093 was recognized as a “day 1” derivative loss.

The Company valued the conversion features of convertible notes and warrant using the Black Scholes valuation model. The fair value of the derivative liability for all the note and warrant that became convertible for the year ended December 31, 2019 amounted to $4,916,471. $1,313,350 of the value assigned to the derivative liability was recognized as a debt discount to the notes while the balance of $3,603,121 was recognized as a “day 1” derivative loss.

iQSTEL INC

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

NOTE 9 - CONVERTIBLE LOANS (CONTINUED)

Warrants

A summary of activity during the year ended December 31, 2019 follows:

	Warrants Outstanding
	Shares	Weighted Average Exercise Price
Outstanding, December 31, 2018	-	$-
Granted	92,000	3
Reset	1,115,038	-
Cashless Exercised	(839,695)	-
Forfeited/canceled	-	-
Outstanding, December 31, 2019	367,343	$0.48

The reset feature of warrants associated with the convertible note was effective at the time that a separate convertible note with lower exercise price was issued. As a result of the reset features for warrant, the warrants increased by 1,115,038 and the total warrants exercisable into 1,145,038 shares of common stock at $0.0655 per share. We accounted for the issuance of the warrants as liability and recognize the derivative liability (Note 10).

The following table summarizes information relating to outstanding and exercisable warrants as of December 31, 2019:

Warrants Outstanding			Warrants Exercisable
Number of Shares	Weighted Average Remaining Contractual life (in years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
367,343	4.05	$0.48	367,343	$0.48

The intrinsic value of the warrants as of December 31, 2019 is $0.

NOTE 10 – DERIVATIVE LIABILITY

The Company analyzed the conversion option for derivative accounting consideration under ASC 815, Derivatives and Hedging, and hedging, and determined that the instrument should be classified as a liability since the conversion option becomes effective at issuance resulting in there being no explicit limit to the number of shares to be delivered upon settlement of the above conversion options.

Fair Value Assumptions Used in Accounting for Derivative Liabilities.

ASC 815 requires we assess the fair market value of derivative liability at the end of each reporting period and recognize any change in the fair market value as other income or expense item.

The Company determined our derivative liabilities to be a Level 3 fair value measurement and used the Black-Scholes pricing model to calculate the fair value as of December 31, 2019. The Black-Scholes model requires six basic data inputs: the exercise or strike price, time to expiration, the risk free interest rate, the current stock price, the estimated volatility of the stock price in the future, and the dividend rate. Changes to these inputs could produce a significantly higher or lower fair value measurement. The fair value of each convertible note is estimated using the Black-Scholes valuation model.

For the year ended December 31, 2019 and 2018, the estimated fair values of the liabilities measured on a recurring basis are as follows:

iQSTEL INC

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

NOTE 10 – DERIVATIVE LIABILITY (CONTINUED)

	Year Ended	Year Ended
	December31,	December 31,
	2019	2018
Expected term	0.03 - 5.00 years	0.37 - 1.00 years
Expected average volatility	4% - 639%	405% - 528%
Expected dividend yield	-	-
Risk-free interest rate	1.44% - 2.57%	2.24 - 2.71%

The following table summarizes the changes in the derivative liabilities during the year ended December 31, 2019 and 2018:

Fair Value Measurements Using Significant Observable Inputs (Level 3)
Balance - December 31, 2017	$-

Addition of new derivatives recognized as debt discounts	201,500
Addition of new derivatives recognized as loss on derivatives	695,093
Gain on change in fair value of the derivative	893,474
Balance - December 31, 2018	$1,790,067

Addition of new derivatives recognized as debt discounts	1,313,350
Addition of new derivatives recognized as loss on derivatives	3,603,121
Settled on issuance of common stock	(471,066)
Gain on change in fair value of the derivative	(1,491,338)
Balance - December 31, 2019	$4,744,134

The following table summarizes the change in fair value of derivative liability included in the income statement for the year ended December 31, 2019 and 2018, respectively.

	Year Ended
	December 31,
	2019	2018
Addition of new derivatives recognized as loss on derivatives	$3,603,121	$695,093
(Gain) loss on change in fair value of the derivative	(1,491,338)	893,474
	$2,111,783	$1,588,567

NOTE 11 – SHAREHOLDERS’ EQUITY

The Company’s authorized capital consists of 100,000,000 shares of common stock with a par value of $0.001 per share as of December 31, 2019 and 2018.

On August 7, 2018, our board of directors and a majority of our shareholders approved an amendment to our Articles of Incorporation for the purpose of decreasing our authorized common stock to 100,000,000 shares, par value $0.001 per share, and cancelling our authorized preferred stock.

Common Stock

On June 25, 2018, pursuant to the Membership Interest Purchase Agreement (see Note 1), the Company issued 13,751,875 shares of common stock to the members of Etelix.com USA LLC in exchange for the Etelix.com USA LLC membership interest. As a result of the reverse acquisition accounting, these shares issued to the former members of Etelix.com USA LLC are treated as being outstanding from the date of issuance of the Etelix.com USA LLC membership.

iQSTEL INC

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

NOTE 11 – SHAREHOLDERS’ EQUITY (CONTINUED)

During the year ended December 31, 2019, the Company issued 2,985,941 shares of common stock as follows;

•661,216 shares in conjunction with convertible notes.

•811,490 shares for cashless exercised warrant

•1,169,723 shares for conversion of debt of $33,750 (see Note 9)

•343,512 shares for acquisition of SwissLink

During the year ended December 31, 2018, the Company issued 95,051 shares as follows,

•75,000 shares valued at $150,000 for the legal services related to the acquisition of Etelix USA LLC.

•20,051 shares valued at $37,500 for the consulting services.

As of December 31, 2019 and 2018, 18,008,591 and 15,022,650 shares of common stock were issued and outstanding, respectively.

NOTE 12 – PROVISION FOR INCOME TAXES

The Company provides for income taxes under ASC 740, “Income Taxes.” Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax basis of assets and liabilities and the tax rates in effect when these differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

The components of the Company’s deferred tax asset and reconciliation of income taxes computed at the statutory rate to the income tax amount recorded as of December 31, 2019 and 2018, are as follows:

	December 31,	December 31,
	2019	2018
Net Operating loss carryforward	$4,378,894	$1,078,821
Effective tax rate	21%	21%
Deferred tax asset	919,568	226,552
Effect of change in the statutory rate	-	-
Less: valuation allowance	(919,568)	(226,552)
Net deferred tax asset	$-	$-

As of December 31, 2019, the Company has approximately $4,379,000 of net operating losses (“NOL”) generated to December 31, 2019 carried forward to offset taxable income in future years which expire commencing in fiscal 2037. NOLs generated in tax years prior to December 31, 2017, can be carryforward for twenty years, whereas NOLs generated after December 31, 2017 can be carryforward indefinitely. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the assessment, management has established a full valuation allowance against all of the deferred tax assets relating to NOLs for every period because it is more likely than not that all of the deferred tax assets will not be realized.

Utilization of the NOL carry forwards may be subject to an annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). These ownership changes may limit the amount of the NOL carry forwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an “ownership change” as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders.

iQSTEL INC

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

NOTE 12 – PROVISION FOR INCOME TAXES (CONTINUED)

Tax returns for the years ended 2012 through 2019 are subject to review by the tax authorities.

NOTE 13 - RELATED PARTY TRANSACTIONS

Due from related party

During the year ended December 31, 2019, the Company loaned $129,387 to a related party and collected $73,947.

As of December 31, 2019 and 2018, the Company had due from related parties of $316,860 and $258,020, respectively. The loans are unsecured, non-interest bearing and due on demand.

Due to related parties

During the year ended December 31, 2019 and 2018, the Company borrowed $46,438 and $800 from CEO of the Company and repaid $38,400 and $850, respectively.

As of December 31, 2019 and 2018, the Company had due to related parties of $34,631 and $23,193, respectively. The loans are unsecured, non-interest bearing and due on demand.

Debt forgiveness

During the year ended December 31, 2019 and 2018, the Company recorded debt forgiveness of $406,080 and $45,200 as additional paid in capital.

Employment agreements

On June 25, 2018, the Company entered into Employment Agreements with the following persons: (i) Leandro Iglesias as President, CEO and Chairperson of the Company’s Board of Directors with an annual salary of $54,000; (ii) Juan Carlos Lopez Silva as Chief Commercial Officer with an annual salary of $54,000; and Alvaro Quintana Cardona as Chief Operating Officer and Chief Financial Officer with an annual salary of $30,000. The Employment Agreements have a term of 36 months, are renewable automatically for 24 month periods, unless the Company gives written notice at least 90 days prior to termination of the initial 36 month term. The Company shall have the right to terminate any of the employment agreements at any time without prior notice, but in that event, the Company shall pay these persons salaries and other benefits they are entitled to receive under their respective agreements for three years.

On May 2, 2019, the Company entered into Employment Agreements with the following persons: (i) Leandro Iglesias as President, CEO and Chairperson of the Company’s Board of Directors with an annual salary of $168,000 with an annual bonus of 3% of our net income; (ii) Juan Carlos Lopez Silva as Chief Commercial Officer with an annual salary of $120,000 with an annual bonus of 3% of our net income; and Alvaro Quintana Cardona as Chief Operating Officer and Chief Financial Officer with an annual salary of $144,000 with an annual bonus of 3% of our net income. The Employment Agreements have a term of 36 months, are renewable automatically for 24-month periods, unless the Company gives written notice at least 90 days prior to termination of the initial 36-month term. The Company shall have the right to terminate any of the employment agreements at any time without prior notice, but in that event, the Company shall pay these persons salaries and other benefits they are entitled to receive under their respective agreements for three years. The above executive officers agreed to two year non-compete and non-solicit restrictive covenants with the Company. If any of the executive officers are terminated for cause they shall forfeit any rights to severance.

During the year ended December 31, 2019 and 2018, the Company recorded management fees of $334,000 and $69,000 and paid $126,200 and $13,569, respectively. As at December 31, 2019 and 2018, the Company recorded and accrued management salaries of $268.231 and $55,431, respectively.

iQSTEL INC

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Leases and Long-term Contracts

The Company has not entered into any long-term leases, contracts or commitments.

Rent

The Company leases office space at $1,200 per month with one-year term, starting July 1, 2018 and ending June 30, 2019. For the year ended December 31, 2019 and 2018, the Company incurred $7,200 and $6,158, respectively.

The Company leases facilities which the term is 12 months. For the year ended December 31, 2019, the Company incurred $19,900.

NOTE 15 - SUBSEQUENT EVENTS

Subsequent to December 31, 2019 and through the date that these financials were made available, the Company had the following subsequent events:

On January 15, 2020, we entered into a Securities Purchase Agreement (“SPA”) with M2B Funding Corp. a Florida Corporation (“Purchaser”), pursuant to which we issued and sold to the Purchaser a series of convertible promissory notes, in the aggregate principal amount of $366,667 (the “Notes”) executed in several tranches as follow: January 15 $13,889; January 21 $33,333; January 28 $22,222; January 30 $28,000; February 04 $33,333; February 12 $94,444; February 14 $16,667; February 19 $27,778; February 24 $44,444 and February 25 $55,556.

The maturity dates for the Notes are twelve months after the issuance dates and the Notes bear interest at the rate of 12% per annum. All principal and accrued interest on the Notes are convertible into shares of our common stock at the election of the Purchaser at any time at a conversion price equal to 40% multiplied by the lowest Trading Price (representing a 60% Discount) for the Common Stock during the (30) Trading Day period ending on the latest complete Trading Day prior to the Conversion Date.

We have the right to prepay the Notes at any time prior to 180 days following the closing date, which prepayment must include all outstanding principal, accrued and unpaid interest and other amounts as indicated in the Notes.

The Notes contains customary default events which, if triggered and not timely cured, will result in default interest and penalties.

On February 11, 2020, we entered into an amendment (the “Amendment”) to the Note with Purchaser. Purchaser agreed to waive all existing events of default under the Note with respect to the reservation of shares under the Note in exchange for (i) the reservation of 5,000,000 shares of common stock under the note pursuant to an irrevocable instruction agreement with our transfer agent, (ii) an additional reservation of 5,000,000 shares of our common stock on or before February 25, 2020, (iii) an additional reservation of 5,000,000 shares of our common stock on or before March 17, 2020, and (iv) cash payments of $100,000 on or before March 6, 2020 and subsequent payments of no less than $50,000 on or before the 6th of each month thereafter until the Note is satisfied in its entirety.

On March 02, 2020, we entered into a Securities Purchase Agreement (“SPA”) with M2B Funding Corp. a Florida Corporation (“Purchaser”), pursuant to which we issued and sold to the Purchaser a convertible promissory note, executed on March 02, 2020 in the principal amount of $233,333 (the “Note”).

The maturity date for the Note is March 02, 2021; and the Note bears interest at the rate of 12% per annum. All principal and accrued interest on the Note is convertible into shares of our common stock at the election of the Purchaser at any time at a conversion price equal to 40% multiplied by the lowest Trading Price (representing a 60% Discount) for the Common Stock during the (30) Trading Day period ending on the latest complete Trading Day prior to the Conversion Date

We have the right to prepay the Note at any time prior to 180 days following the closing date, which prepayment must include all outstanding principal, accrued and unpaid interest and other amounts as indicated in the Note.

The Note contains customary default events which, if triggered and not timely cured, will result in default interest and penalties.

iQSTEL INC

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

NOTE 15 - SUBSEQUENT EVENTS (CONTINUED)

On March 05, 2020, we entered into a Securities Purchase Agreement (“SPA”) with M2B Funding Corp. a Florida Corporation (“Purchaser”), pursuant to which we issued and sold to the Purchaser a convertible promissory note, executed on March 05, 2020 in the principal amount of $211,111 (the “Note”).

The maturity date for the Note is March 05, 2021; and the Note bears interest at the rate of 12% per annum. All principal and accrued interest on the Note is convertible into shares of our common stock at the election of the Purchaser at any time at a conversion price equal to 40% multiplied by the lowest Trading Price (representing a 60% Discount) for the Common Stock during the (30) Trading Day period ending on the latest complete Trading Day prior to the Conversion Date

We have the right to prepay the Note at any time prior to 180 days following the closing date, which prepayment must include all outstanding principal, accrued and unpaid interest and other amounts as indicated in the Note.

The Note contains customary default events which, if triggered and not timely cured, will result in default interest and penalties.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

There were no changes or disagreements with our accountants on accounting and financial disclosure.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report, being December 31, 2019. This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our company’s reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Based upon that evaluation, including our Chief Executive Officer and Chief Financial Officer, we have concluded that our disclosure controls and procedures were ineffective as of the end of the period covered by this annual report.

Management’s Annual Report on Internal Control over Financing Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that, as of December 31, 2019, our internal control over financial reporting was not effective. Our management identified the following material weaknesses in our internal control over financial reporting, which are indicative of many small companies with small staff: (i) inadequate segregation of duties and effective risk assessment; and (ii) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of both US GAAP and SEC guidelines.

We plan to take steps to enhance and improve the design of our internal control over financial reporting. During the period covered by this annual report on Form 10-K, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we hope to implement the following changes during our fiscal year ending December 31, 2020: (i) appoint additional qualified personnel to address inadequate segregation of duties and ineffective risk management; and (ii) adopt sufficient written policies and procedures for accounting and financial reporting. The remediation efforts set out in (i) and (ii) are largely dependent upon our securing additional financing to cover the costs of implementing the changes required. If we are unsuccessful in securing such funds, remediation efforts may be adversely affected in a material manner.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to an exemption for non-accelerated filers set forth in Section 989G of the Dodd-Frank

Wall Street Reform and Consumer Protection Act.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The following information sets forth the names, ages, and positions of our current directors and executive officers.

Name	Age	Positions and Offices Held
Leandro Iglesias	53	President, Chairman, Chief Executive Officer and Director
Alvaro Quintana Cardona	47	Chief Operating Officer, Chief Financial Officer and Director
Juan Carlos Lopez Silva	50	Chief Commercial Officer

Set forth below is a brief description of the background and business experience of each of our current executive officers and directors.

Leandro Iglesias

Before founding Etelix in year 2008, where he has acted as President and CEO, Mr. Iglesias was the International Business Manager at CANTV/Movilnet (the Venezuelan biggest telecommunications services provider). He held this position between January 2003 and July 2008, while the company was under the control of Verizon. Previous to his position in Cantv/Movilnet Mr. Iglesias was Executive Vice President and responsible of the Latin America marketing division of American Internet Communications (August 1998 – December 2002). Leandro Iglesias has developed a carrier for more than 20 years in the telecommunications industry with a particular emphasis in the international long-distance traffic business, submarine cables, satellite communications and international roaming services. He is Electronic Engineer graduate from Universidad Simon Bolivar and graduated from the Management Program at IESA Business School. He also holds an MBA from Universidad Nororiental Gran Mariscal de Ayacucho.

Aside from that provided above, Mr. Iglesias does not hold and has not held over the past five years any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

We believe that Mr. Iglesias is qualified to serve on our Board of Directors because of his wealth of experience in the telecom industry.

Alvaro Quintana Cardona

Alvaro Quintana has developed a carrier of more than twenty years of experience in the telecommunication industry with particular focus on regulatory affairs, strategic planning, value added services and international interconnection agreements. Before joying Etelix in year 2013 as Chief Operation Officer and Chief Financial Officer, Mr. Quintana acted between June 2004 and May 2013 as Interconnection and Value-Added Services Manager at Digitel (a mobile service provider in Venezuela, formerly a Telecom Italia Mobile subsidiary). He holds a Bachelor Degree in Business Administration and a Specialist Degree in Economics, both from the Universidad Catolica Andres Bello. He also holds a Master in Telecommunications from the EOI Business School in Spain.

Aside from that provided above, Mr. Cardona does not hold and has not held over the past five years any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

We believe that Mr. Quintana is qualified to serve on our Board of Directors because of his wealth of experience in the telecom industry.

Juan Carlos Lopez Silva

Juan Carlos Lopez Silva is an Engineer graduated from Universidad de Los Andes, with a Master degree in Project Management from the Pontificia Universidad Javeriana; and MBA from EADA Business School; with more than 20 years of experience in project management, negotiation, business development and management on international companies. Previous to joining Etelix in August 2011 as Chief Commercial Officer, Juan Carlos was International Carrier Relations Manager at Colombia Telecomunicaciones S.A. Esp. a subsidiary of Telefonica of Spain, between September 2003 and June 2011.

Aside from that provided above, Mr. Silva does not hold and has not held over the past five years any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board, subject to their respective employment agreements.

Significant Employees

We have no significant employees other than our officers and directors.

Family Relationships

There are no family relationships between or among the directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

Involvement in Certain Legal Proceedings

During the past 10 years, none of our current directors, nominees for directors or current executive officers has been involved in any legal proceeding identified in Item 401(f) of Regulation S-K, including:

1.Any petition under the Federal bankruptcy laws or any state insolvency law filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he or she was a general partner at or within two years before the time of such filing, or any corporation or business association of which he or she was an executive officer at or within two years before the time of such filing;

2.Any conviction in a criminal proceeding or being named a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him or her from, or otherwise limiting, the following activities:

i.Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.Engaging in any type of business practice; or

iii.Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4.Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any type of business regulated by the Commodity Futures Trading Commission, securities, investment, insurance or banking activities, or to be associated with persons engaged in any such activity;

5.Being found by a court of competent jurisdiction in a civil action or by the SEC to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

6.Being found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.Being subject to, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i.Any Federal or State securities or commodities law or regulation; or

ii.Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.Being subject to, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Director Independence

The Board of Directors reviews the independence of our directors on the basis of standards adopted by the NASDAQ Stock Market (“NASDAQ”). As a part of this review, the Board of Directors considers transactions and relationships between our company, on the one hand, and each director, members of the director’s immediate family, and other entities with which the director is affiliated, on the other hand. The purpose of such a review is to determine which, if any, of such transactions or relationships were inconsistent with a determination that the director is independent under NASDAQ rules. As a result of this review, the Board of Directors has determined that none of our directors is an “independent director” within the meaning of applicable NASDAQ listing standards.

Committees of the Board

Our full board serves the functions that would normally be served by a separately-designated Audit Committee, Nominating Committee, and Compensation Committee. Further, we do not have an audit committee financial expert on the Board.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who beneficially own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent beneficial shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To the best of our knowledge based solely on a review of Forms 3, 4, and 5 (and any amendments thereof) received by us, no persons have failed to file, on a timely basis, the identified reports required by Section 16(a) of the Exchange Act during fiscal year ended December 31, 2019. Following the year end, all of the Form 3s were filed late for incoming management of Etelix.com USA LLC.

Code of Ethics

We do not have a code of ethics but we plan to adopt one this fiscal year.

Item 11. Executive Compensation

The table below summarizes all compensation awarded to, earned by, or paid to our former or current executive officers for the fiscal years ended December 31, 2019 and 2018.

Name and principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($) (1)(2)	Total ($)
Leandro Iglesias President, CEO and Director	2018 2019	27,000 33,000	- -	- -	- -	- -	27,000 33,000
Alvaro Quintana Treasury, Secretary and Director	2018 2019	15,000 26,500	- -	- -	- -	- -	15,000 26,500
Oscar Brito Director	2018 2019	- -	- -	- -	- -	- -	- -
Juan Carlos López Chief Commercial Officer	2018 2019	27,000 26,000	- -	- -	- -	- -	27,000 26,000

Employment Agreements for New Management

The Company entered into Employment Agreements with the following persons: (i) Leandro Iglesias as President, CEO and Chairperson of the Company’s Board of Directors with an annual salary of $168,000 plus the “additional compensation”; (ii) Juan Carlos Lopez Silva as Chief Commercial Officer with an annual salary of $120,000 plus the “additional compensation”; and Alvaro Quintana Cardona as Chief Operating Officer and Chief Financial Officer with an annual salary of $144,000 plus the “additional compensation”.

Employees shall receive a bonus of 3% of the Company´s Net Income for services rendered under these employment agreements, and shall be paid under the 15 days after the 10-k file is completed.

The Employment Agreements have a term of 36 months, are renewable automatically for 24 month periods, unless the Company gives written notice at least 90 days prior to termination of the initial 36 month term or any of the subsequent 24 months term renewals. The Company shall have the right to terminate any of the employment agreements at any time without prior notice, but in that event, the Company shall pay these persons salaries and other benefits they are entitled to receive under their respective agreements for three years or two years in the case of renewals.

Option Grants

We have not granted any options or stock appreciation rights to our named executive officers or directors since inception. We do not have any stock option plans.

Compensation of Directors

All Directors shall receive reimbursement for reasonable travel expenses incurred to attend Board and committee meetings.

Effective on January 01, 2020 and thereafter, all Directors shall be compensated $3,000 monthly for their service as Directors.

In lieu of the cash compensation set forth above, each Director may elect to receive shares of the Corporation's Common Stock equal to the total cash compensation divided by the average market value of the Company's Common Stock during the last 10 trading days and applying a discount of 10%.

Pension, Retirement or Similar Benefit Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits to our directors or executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of the board of directors or a committee thereof.

Compensation Committee

We do not currently have a compensation committee of the board of directors or a committee performing similar functions. The board of directors as a whole participates in the consideration of executive officer and director compensation.

Indebtedness of Directors, Senior Officers, Executive Officers and Other Management

None of our directors or executive officers or any associate or affiliate of our company during the last two fiscal years is or has been indebted to our company by way of guarantee, support agreement, letter of credit or other similar agreement or understanding currently outstanding.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth, as of March 31, 2020, certain information as to shares of our voting stock owned by (i) each person known by us to beneficially own more than 5% of our outstanding voting stock, (ii) each of our directors, and (iii) all of our executive officers and directors as a group.

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of voting stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated below, each entity or person listed below maintains an address of 300 Aragon Avenue, Suite 375, Coral Gables, FL 33134.

The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any stock option, warrant or other right. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner.

	Common Stock
Name and Address of Beneficial Owner	Number of Shares Owned (1)	Percent of Class (2)
Leandro Iglesias	10,936,682	24.53%
Alvaro Quintana Cardona	3,441,258	7.72%
Juan Carlos Lopez Silva	2,111,471	4.73%
All Directors and Executive Officers as a Group (3 persons)	16,489,411	36.98%
5% Holders
Oscar Brito (3)	2,640,362	11.69%

(1)Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person’s spouse) with respect to all shares of voting stock listed as owned by that person or entity.

(2)Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes any shares as to which a shareholder has sole or shared voting power or investment power, and also any shares which the shareholder has the right to acquire within 60 days, including upon exercise of common shares purchase options or warrants. The percent of class is based on 44,589,590 voting shares as of March 31, 2020.

(3)Mr. Brito has beneficial ownership of 50% of Metrospaces Inc., which holds 1,050,725 shares of our common stock; and Mr. Brito owns 2,115,000 by himself.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Other than described below or the transactions described under the heading “Executive Compensation” (or with respect to which such information is omitted in accordance with SEC regulations), there have not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a participant in which the amount involved exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Due from related party

During the year ended December 31, 2019, the Company loaned $129,387 to a related party and collected $73,947.

As of December 31, 2019 and 2018, the Company had due from related parties of $316,860. The loans are unsecured, non-interest bearing and due on demand. This correspond to: (1) loan to employee of $106; (2) loan to Metrospaces, Inc. of $3,000; (3) loan to our Director Oscar Brito of $34,234; and (4) loan to subsidiary Etelix.com USA LLC of $279,520.

Due to related parties

During the year ended December 31, 2019 and 2018, the Company borrowed $46,438 and $800 from CEO of the Company and repaid $38,400 and $850, respectively.

As of December 31, 2019 and 2018, the Company had due to related parties of $34,631 and $23,193, respectively. The loans are unsecured, non-interest bearing and due on demand. From the $34,631 the Company owns $8,038 to CEO and $26.593 to former Director Pat Gosselin.

Debt forgiveness

During the year ended December 31, 2019 and 2018, the Company recorded debt forgiveness of $406,080 and $45,200 as additional paid in capital.

Item 14. Principal Accounting Fees and Services

Below are tables of Audit Fees (amounts in US$) billed by our auditors in connection with the audit of the Below is the table of Audit Fees billed by our auditors in connection with the audits of the Company’s annual financial statements for the years ended:

Financial Statements for the Year Ended December 31	Audit Services	Audit Related Fees	Tax Fees	Other Fees
2018	$$20,000	$0	$0	$0
2019	$$24,000	$0	$0	$0

PART IV

Item 15. Exhibits, Financial Statements Schedules

(a Financial Statements and Schedules

The following financial statements and schedules listed below are included in this Form 10-K.

Financial Statements (See Item 8)

(b Exhibits

Exhibit No.	Description of Exhibit
Exhibit 2.1	Membership Interest Purchase Agreement(1)
Exhibit 2.2	Memorandum of Understanding and Shareholders Agreement dated February 21, 2020(5)
Exhibit 2.3	Memorandum of Understanding and Shareholders Agreement dated February 12, 2020(6)
Exhibit 2.4	Company Purchase Agreement, dated April 1, 2019(11)
Exhibit 3.1	Articles of Incorporation of the Registrant (2)
Exhibit 3.2	Bylaws of the Registrant (2)
Exhibit 3.3	Certificate of Amendment(3)
Exhibit 4.1	Amendment #2 to the Crown Capital Note dated March 2, 2020(4)
Exhibit 4.2	Amendment #2 to the Auctus Fund Note dated March 2, 2020(4)
Exhibit 4.2	Amendment #1 to the Labrys Fund Note dated February 11, 2020(7)
Exhibit 4.3	Amendment #1 to the Apollo Note dated December 23, 2019(8)
Exhibit 4.4	Amendment #1 to the Apollo Note dated December 24, 2019(8)
Exhibit 4.5	Amendment #1 to the Apollo Note dated December 24, 2019(8)
Exhibit 4.6	Amendment #1 to the Apollo Note dated December 24, 2019(8)
Exhibit 4.7	Amendment #1 to the Apollo Note dated December 24, 2019(8)
Exhibit 4.8	Amendment #1 to the Apollo Note dated December 24, 2019(8)
Exhibit 4.9	Amendment #1 to the Apollo Note dated December 24, 2019(8)
Exhibit 4.10	Amendment #1 to the Crown Capital Note dated December 23, 2019(8)
Exhibit 4.11	Amendment #1 to the Auctus Fund Note dated January 1, 2020(8)
Exhibit 4.12	Senior Secured Convertible Promissory Note to Labrys Fund dated December 3, 2019(9)
Exhibit 10.1	Conversion Agreement with Carmen Cabell(1)
Exhibit 10.2	Conversion Agreement with Patrick Gosselin(1)
Exhibit 10.3	Conversion Agreement with Mark Engler(1)
Exhibit 10.4	Employment Agreement with Leandro Iglesias(1)
Exhibit 10.5	Employment Agreement with Alvaro Quintana Cardona(1)
Exhibit 10.6	Employment Agreement with Juan Carlos Lopez Silva(1)
Exhibit 10.7	Forbearance Agreement dated December 12, 2019(8)
Exhibit 10.8	Temporary Forbearance Agreement dated December 18, 2019(8)
Exhibit 10.9	Securities Purchase Agreement, dated December 3, 2019(9)
Exhibit 10.10	Employment and Indemnification Agreements with Leandro Iglesias, dated May 2, 2019(10)
Exhibit 10.11	Employment and Indemnification Agreements with Alvaro Quintana, dated May 2, 2019(10)
Exhibit 10.12	Employment and Indemnification Agreements with Juan Carlos Lopez Silva, dated May 2, 2019(10)
Exhibit 31.1**	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 31.2**	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 32.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 101**	The following materials from the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 formatted in Extensible Business Reporting Language (XBRL).

Filed herewith**

1.Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on June 28, 2018.

2.Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the US Securities and Exchange Commission on August 18, 2011.

3.Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on August 31, 2018.

4.Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on March 30, 2020.

5.Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on February 25, 2020.

6.Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on February 19, 2020.

7.Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on February 13, 2020.

8.Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on January 6, 2020.

9.Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on December 11, 2019.

10.Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on May 6, 2019.

11.Incorporated by reference to the Company’s Form 8-K filed with the US Securities and Exchange Commission on April 4, 2019.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IQSTEL Inc.

By:	/s/ Leandro Iglesias
Leandro Iglesias Chief Executive Officer, Principal Executive Officer

April 15, 20120
By:	/s/ Alvaro Quintana Cardona
Alvaro Quintana Cardona

Title:	Chief Operating Officer, Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer

Date:	April 15, 2020

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By:	/s/ Leandro Iglesias
Leandro Iglesias Chief Executive Officer, Principal Executive Officer

April 15, 2020

By:	/s/ Alvaro Quintana Cardona
Alvaro Quintana Cardona

Title:	Chief Operating Officer, Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer

Date:	April 15, 2020